CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Aggregate offering price	Amount of registration fee(1)
Senior debt securities	$1,000,000,000	$107,000

(1)	The filing fee of $107,000 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed pursuant to Rule 424(b)(2)
Registration Number 333-138539

PROSPECTUS SUPPLEMENT

(To prospectus dated November 9, 2006)

US$1,000,000,000

ORIX Corporation

5.48% Notes Due 2011

We will pay interest on the notes on May 22 and November 22 of each year, beginning on May 22, 2007. The notes will mature on November 22, 2011. The notes will not be redeemable prior to maturity, except as set forth under “Description of Notes—Optional Tax Redemption” in this prospectus supplement, and will not be subject to any sinking fund.

The notes will be issued only in registered form in denominations of US$1,000 and integral multiples thereof. The notes are not and will not be listed on any securities exchange.

Investing in the notes involves risks that are described in the “ Risk Factors” section beginning on page S-11 of this prospectus supplement.

	Per Note	Total

Public offering price	100%	$1,000,000,000

Underwriting discount	.35%	$3,500,000

Proceeds, before expenses, to ORIX	99.65%	$996,500,000

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., on or about November 22, 2006.

Joint Bookrunners

Merrill Lynch & Co.	Nomura Securities

Co-Lead Managers

Morgan Stanley	UBS Investment Bank

Co-Managers

Daiwa Securities SMBC Europe	Mitsubishi UFJ Securities International plc	Mizuho International plc

Goldman, Sachs & Co.	Citigroup	BNP PARIBAS

Calyon Securities (USA)	ING Financial Markets	WestLB AG

Scotia Capital	Credit Suisse

The date of this prospectus supplement is November 16, 2006.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes. The second part is the accompanying prospectus dated November 9, 2006, which we refer to as the “accompanying prospectus.” The accompanying prospectus contains a description of the notes and gives more general information, some of which may not apply to the notes.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus supplement to “ORIX” refer to ORIX Corporation and to “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries, taken as a whole. We use the word “you” to refer to prospective investors in the notes.

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

In this prospectus and any prospectus supplement, when we refer to “dollars,” “US$” and “$,” we mean U.S. dollars, and, when we refer to “yen” and “¥,” we mean Japanese yen. This prospectus contains a translation of some Japanese yen amounts into U.S. dollars solely for your convenience.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Words such as “believe,” “will,” “should,” “expect,” “intend,” “anticipate,” “estimate” and similar expressions, among others, identify forward-looking statements. Forward-looking statements, which include statements contained in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk” of ORIX’s annual report on Form 20-F for the fiscal year ended March 31, 2006, are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements.

We have identified some of the risks inherent in forward-looking statements in Item 3 of ORIX’s most recent annual report on Form 20-F, “Key Information—Risk Factors.” Other factors could also adversely affect ORIX’s results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here or in Item 3 of ORIX’s most recent annual report on Form 20-F, “Key Information—Risk Factors,” to be a complete set of all potential risks or uncertainties.

The forward-looking statements made in this prospectus supplement speak only as of the date of this prospectus supplement. ORIX expressly disclaims any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in ORIX’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

ORIX CORPORATION

Overview

We are a leading integrated financial services group based in Japan. Through our operations in 23 countries and regions worldwide, we offer a broad array of innovative products and services to both corporate and retail customers. Our primary business segments are:

Segments in Japan

•	Corporate Financial Services. We provide direct financing leases for such items as computers and equipment to commercial and service industries, in addition to corporate loans, and engage in the cross-selling of life and casualty insurance and investment products, as well as integrated facilities management services.

•	Automobile Operations. We offer automobile leasing and car rental operations as well as comprehensive vehicle management outsourcing services, such as maintenance, traffic accident related services, delivery of vehicle management systems and vehicle management consulting services.

•	Rental Operations. Our rental operations include the rental of computers and precision measuring equipment, as well as the provision of technical support, calibration and asset administration.

•	Real Estate-Related Finance. We provide real estate-related finance to corporations and housing loans to individuals, engage in the provision and securitization of non-recourse loans, and invest in and service non-performing loans.

•	Real Estate. Our real estate segment encompasses a broad range of activities including the development of residential condominiums; the development, marketing, and leasing of office buildings; the management of hotels, training facilities, golf courses, integrated facilities management and related services; asset management and administration on behalf of a REIT, as well as the development and operation of residential properties offering nursing care services.

•	Life Insurance. We focus on providing insurance planning for our customers based on their needs, offering insurance products that include term-life insurance, health insurance for hospitalization and cancer insurance.

•	Other. We are engaged in a range of other activities, issuing card loans, providing venture capital, providing securities brokerage services and making principal investments.

Segments Overseas

•	The Americas. Our operations in this segment include corporate finance, investment banking, real estate related-businesses and leasing.

•	Asia, Oceania and Europe. Mainly centered in Asia, we provide financial products and servicing focusing on corporate leasing, hire purchase, lending, ship finance and transportation-related operating leases.

We had total revenues of ¥941.9 billion and net income of ¥166.4 billion for the fiscal year ended March 31, 2006 and total revenues of ¥558.5 billion and net income of ¥91.3 billion for the six months ended September 30, 2006. Our total assets at March 31, 2006 were ¥7,242.5 billion and at September 30, 2006 were ¥7,633.9 billion. The percentage of net income to total average assets was 2.50% for the fiscal year ended March 31, 2006 and 2.46% for the six months ended September 30, 2006 on a consolidated annualized basis.

Strengths and Strategies

Our Strengths

We are always striving to expand our business to offer a wide array of services to both corporate and retail customers, in response to continuous changes in the market environment and increasingly complex customer needs. Our balance between growth, profitability, and financial stability leverages our strengths:

•	global sales and marketing network;

•	strong customer base of small- and medium-sized enterprises;

•	well diversified business portfolio;

•	flexibility to respond quickly to new business environment;

•	expertise in credit evaluation; and

•	strong risk management.

Our Medium- and Long-Term Corporate Management Strategy

We are working to contribute to society by developing leading financial services on a global scale, constantly anticipating market needs, and offering innovative products that create new value for customers. With the continued evaluation of the economy and society, market demands for innovative products and services increasingly impact the financial services sector, our principal operating domain. Accordingly, we have identified management’s ability to promptly and flexibly respond to changing market needs as critical to achieving medium- and long-term growth.

We are engaged in business activities across seven operating segments in Japan and two segments overseas. We group these nine segments into three main catagoriers with management resources allocated to ensure maximum efficacy. The position of each segment is subject to constant change in line with shifts in market demand. We establish return on equity, return on assets and shareholders’ equity ratio as important management indices and are building a business portfolio with a focus on balancing profitability, growth and financial stability. Our nine operating segments according to their current characteristics are as follows:

•	Stable profit segments seeking to achieve further growth: Corporate Financial Services; Rental Operations; Life Insurance and Asia, Oceania and Europe.

•	Accelerated growth segments seeking to achieve high growth in profits: Automobile Operations; Real Estate-Related Finance and Real Estate.

•	Segments seeking to contribute to profits in the future: Other and The Americas.

Company Information

Our head office is located at Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan. Our telephone number is +81-3-5419-5102. Our website is found at www.orix.co.jp. The information on our website is not incorporated by reference into the prospectus supplement.

RECENT DEVELOPMENTS

Six Months Ended September 30, 2006

Economic Environment

The world economy, including the United States, Europe and Asia, has generally continued to recover and grow over the last six-month period. The U.S. economy showed signs of expansion, despite concerns regarding the decrease in residential investment towards the end of this period, supported by a steady corporate performance, as well as a slight increase in consumer spending. The European economy continued its trend in recovery backed by an expansion in capital investment and steady consumer spending. While the Chinese economy continued to achieve high growth, other countries across Asia also showed signs of economic improvement.

The Japanese economy continued to recover, despite the economic instability caused by the rise in oil prices, due to growth in private capital investments stemming from improvements in corporate earnings, as well as a recovery in employment trends.

Revenues

Revenues increased 25% to ¥558,529 million in the first half of this fiscal year compared with the same period of the previous fiscal year. Although brokerage commissions and net gains on investment securities and life insurance premiums and related investment income decreased year on year, revenues from direct financing leases, operating leases, interest on loans and investment securities, real estate sales, gains on sales of real estate under operating leases, and other operating revenues were up compared to the same period of the previous fiscal year.

Revenues from direct financing leases slightly increased to ¥48,009 million compared with the same period of the previous fiscal year. In Japan, revenues from direct financing leases were down 9% to ¥32,075 million compared to ¥35,297 million in the same period of the previous fiscal year due to the lower level of operating assets and a decrease in revenues from securitization. Overseas, revenues were up 28% to ¥15,934 million compared to ¥12,458 million in the same period of the previous fiscal year due to the expansion of leasing operations in the Asia, Oceania and Europe segment, and the effect of a depreciation of the yen against the dollar.

Revenues from operating leases increased 17% to ¥124,984 million compared to the same period of the previous fiscal year. In Japan, there was an expansion of automobile and real estate operating leases, as well as an increase in revenues from the precision measuring and other equipment rental operations, that resulted in a 16% increase to ¥95,223 million compared to ¥82,171 million in the same period of the previous fiscal year. Overseas, revenues were up 20% to ¥29,761 million compared to ¥24,712 million in the same period of the previous fiscal year due to the expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from interest on loans and investment securities increased 24% to ¥95,611 million compared to the same period of the previous fiscal year. In Japan, interest on loans and investment securities increased 16%

to ¥71,828 million compared to ¥61,857 million in the same period of the previous fiscal year due primarily to an expansion of revenues including non-recourse loans and loans to corporate customers. Overseas, revenues were up 58% to ¥23,783 million compared to ¥15,025 million in the same period of the previous fiscal year due to an expansion of revenues associated with loans to corporate customers in The Americas segment, as well as contributions from interest on investment securities.

Revenues from brokerage commissions and net gains on investment securities decreased 9% to ¥18,534 million compared to the same period of the previous fiscal year. Brokerage commissions were up 12% year on year due to the increase of stock trading value compared to the same period of the previous fiscal year, while the stock market was still in the adjustment phase in Japan. Although there were contributions from revenues of the venture capital operations in Japan and securities investments in The Americas segment, net gains on investment securities were down 13% year on year due to the decrease in net gains on investment securities in Japan.

Life insurance premiums and related investment income were down 7% year on year to ¥63,767 million. Life insurance premiums were down year on year, while life insurance related investment income also decreased year on year.

Real estate sales more than doubled year on year to ¥67,895 million due to an increase in the number of condominiums sold to buyers from 844 units in the first half of the previous fiscal year to 1,702 units in the first half of this fiscal year.

Gains on sales of real estate under operating leases increased 29% year on year to ¥12,170 million due to an increase in sales of office buildings and other real estate under operating leases. Certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Other operating revenues increased 47% year on year to ¥127,559 million. In Japan, revenues were up 21% to ¥101,749 million compared to ¥84,221 million in the same period of the previous fiscal year due to the increases in revenues associated with the automobile maintenance service operations, and our real estate management operations, including hotels, training facilities and golf courses, as well as contribution from the beginning of the first quarter of this fiscal year of companies which we invested in the previous fiscal year, in addition to contributions of servicing fees from our loan servicing operations. Overseas, revenues increased more than 11 times to ¥25,810 million compared to ¥2,281 million in the same period of the previous fiscal year due to the contribution from the beginning of the first quarter of this fiscal year of the investment bank Houlihan Lokey Howard & Zukin (Houlihan Lokey), which entered our consolidated group in the fourth quarter of the previous fiscal year and is included in The Americas segment.

Expenses

Expenses increased 27% to ¥423,368 million compared with the same period of the previous fiscal year. Although life insurance costs, provision for doubtful receivables and probable loan losses, and write-downs of securities were down year on year, interest expense, costs of operating leases, costs of real estate sales, other operating expenses, selling, general and administrative expenses, and write-downs of long-lived assets increased year on year.

Interest expense was up 32% year on year to ¥39,057 million. In Japan, interest expense increased 19% year on year due to the higher average debt levels. Overseas, interest expense increased 52% year on year due to the higher average debt levels and higher interest rates.

Costs of operating leases were up 16% year on year to ¥77,283 million accompanying the increase in the average balance of investment in operating leases.

Life insurance costs decreased slightly year on year to ¥57,436 million.

Costs of real estate sales were up 98% year on year to ¥55,006 million along with the increase in real estate sales.

Other operating expenses were up 19% year on year to ¥67,199 million accompanying the increase in other operating revenues.

Selling, general and administrative expenses were up 42% year on year to ¥119,973 million due to an increase in personnel and related expenses associated with Houlihan Lokey, which entered our consolidated group in the fourth quarter of the previous fiscal year, as well as an increase in the number of employees in the Corporate Financial Services and Automobile Operations segments as a result of an effort to expand our sales platform in Japan.

Provision for doubtful receivables and probable loan losses was down 46% year on year to ¥3,720 million due to a lower occurrence of new non-performing assets despite an increase in operating assets, and due to some reversals of the provision for doubtful receivables and probable loan losses.

Write-downs of long-lived assets increased year on year to ¥1,318 million. Write-downs of securities were down 20% year on year to ¥2,142 million.

Net Income

Operating income was up 17% year on year to ¥135,161 million, due to the reasons noted above.

Equity in net income of affiliates was down 4% to ¥15,017 million compared to the same period of the previous fiscal year due to a decrease in profits from equity method affiliates overseas, despite an increase in profits from equity method affiliates in Japan.

Gains on sales of subsidiaries and affiliates and liquidation loss were down 36% year on year to ¥1,156 million.

As a result, income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain increased 14% year on year to ¥151,334 million.

Minority interests in earnings of subsidiaries, net increased 79% year on year to ¥1,747 million as a result of the minority interests in earnings of Houlihan Lokey, which entered our consolidated group in the fourth quarter of the previous fiscal year.

Income from continuing operations increased 13% year on year to ¥87,528 million.

Discontinued operations, net of applicable tax effect decreased 49% year on year to ¥3,225 million. Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

As a result, net income increased 9% year on year to ¥91,326 million.

Operating Assets

Operating assets were up 8% from March 31, 2006 to ¥6,319,087 million. While investment in direct financing leases was down from March 31, 2006, installment loans, investment in operating leases, investment in securities, and other operating assets were up.

Segment Information

Segment profits for the Automobile Operations segment was almost flat year on year; declined for the Rental Operations, Life Insurance, and Asia, Oceania and Europe segments; and increased for the Corporate Financial Services, Real Estate-Related Finance, Real Estate, Other, and The Americas segments compared to the same period of the previous fiscal year. Segment profits refer to income before income taxes.

Operations in Japan

•	Corporate Financial Services Segment. Segment revenues were up 19% year on year to ¥57,945 million due mainly to the expansion of loans to corporate customers. Although selling, general and administrative expenses increased as a result of upfront costs associated with an increase in the number of employees in an effort to expand our sale and marketing base, segment profits increased 21% to ¥28,734 million compared to ¥23,824 million in the same period of the previous fiscal year due to an increase in segment revenues and the lower provision for doubtful receivables and probable loan losses. Segment assets increased 11% on March 31, 2006 to ¥1,799,827 million due mainly to an increase in loans to corporate customers.

•	Automobile Operations Segment. Segment revenues increased 13% year on year to ¥72,016 million with the increase in revenues from operating leases and maintenance services in the automobile leasing operations, as well as the steady performance of the automobile rental operations. Segment profits were flat year on year at ¥13,386 million. Expenses increased along with the increase in revenues from operating leases and maintenance services and due to an increase in selling, general and administrative expenses associated with an increase in the number of employees in an effort to develop our customer base focusing on increasing our automobile-related business to individuals. Segment assets increased 8% on March 31, 2006 to ¥548,513 million due to the expansion of the automobile leasing operations that also include operating leases.

•	Rental Operations Segment. Segment revenues were down 4% year on year to ¥32,412 million due to the recognition of losses on the sale of investment securities, although revenues from operating leases including precision measuring and other equipment rentals expanded year on year. Segment profits decreased 26% to ¥3,897 million compared to ¥5,292 million in the same period of the previous fiscal year accompanying the decrease in segment revenues. Segment assets were up slightly on March 31, 2006 to ¥124,363 million.

•	Real Estate-Related Finance Segment. Segment revenues increased 10% year on year to ¥38,222 million due to an expansion of revenues associated with corporate loans, including non-recourse loans, and contributions from the gains on sales of real estate under operating leases. Although net gains on investment securities decreased compared to the same period of the previous fiscal year, segment profits increased 3% to ¥21,021 million compared to ¥20,318 million in the same period of the previous fiscal year due to contributions from the loan servicing operations and gains on sales of real estate under operating leases. Segment assets increased 9% on March 31, 2006 to ¥1,328,367 million due mainly to an increase in loans to corporate customers.

•	Real Estate Segment. Segment revenues increased 45% year on year to ¥142,129 million as more condominiums were sold to buyers in the first half of this fiscal year compared with the same period of the previous fiscal year, and due to the increase in revenues associated with the real estate management operations, including office rental activities, in addition to contributions from the gains on sales of real estate under operating leases. Segment profits increased 51% to ¥31,129 million compared to ¥20,562 million in the same period of the previous fiscal year in line with the increase in segment revenues. Segment assets increased 13% on March 31, 2006 to ¥768,622 million due mainly to the expansion of operating assets, including investment in operating leases.

•	Life Insurance Segment. Segment revenues were down 7% year on year to ¥63,488 million as a result of a decrease in life insurance related investment income, while revenues from life insurance premiums were also down compared to the same period of the previous fiscal year. Segment profits decreased 56% year on year to ¥3,379 million compared to ¥7,753 million in the same period of the previous fiscal year due to lower segment revenues. Segment assets increased 3% on March 31, 2006 to ¥508,409 million.

•	Other Segment. Segment revenues increased 14% year on year to ¥56,928 million due to an increase in gains on investment securities at the venture capital operations, revenues associated with the securities operations and the steady trend in revenues at the card loan operations. Segment profits increased 18% to ¥19,232 million compared to ¥16,259 million in the same period of the previous fiscal year. While gains on sales of subsidiaries and affiliates decreased year on year, the higher segment revenues and contributions from equity in net income of affiliates led to the higher segment profits. Segment assets increased 5% on March 31, 2006 to ¥699,105 million.

Overseas Operations

•	The Americas Segment. Segment revenues more than doubled year on year to ¥56,360 million due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey, which entered our consolidated group in the fourth quarter of the previous fiscal year, and the increase in revenues associated with corporate loans as well as gains on investment securities and interest on investment securities. Segment profits increased 27% to ¥17,922 million compared to ¥14,070 million in the same period of the previous fiscal year. While the sales of real estate under operating leases and equity in net income of affiliates decreased year on year, the higher segment revenues led to the higher segment profits. Segment assets increased 7% on March 31, 2006 to ¥470,165 million due mainly to an increase in corporate loans.

•	Asia, Oceania and Europe Segment. Segment revenues were up 8% year on year to ¥47,222 million due to the steady performance of the leasing operations, such as automobile leasing that include operating leases. Segment profits decreased 9% to ¥17,926 million compared to ¥19,747 million in the same period of the previous fiscal year as expenses increased along with the increase in segment revenues, and due to decreases in gains on sales of subsidiaries and affiliates. Segment assets were up 11% on March 31, 2006 to ¥624,898 million due mainly to an increase in direct financing leases and investment in affiliates.

THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of Notes” in this prospectus supplement and the section entitled “Description of Senior Debt Securities” in the accompanying prospectus.

Issuer	ORIX Corporation.

Notes offered	US$1,000,000,000 of aggregate principal amount of 5.48% notes due 2011.

Maturity date	November 22, 2011.

Issue price	100% of the principal amount.

Interest payment dates	Interest on the notes will be payable on May 22 and November 22 of each year, beginning May 22, 2007.

Interest rate	5.48%.

Calculation of interest	Interest on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking	The notes will be ORIX’s direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of ORIX’s other unsecured and unsubordinated debt.

Additional amounts	All payments of principal and interest on the notes will be made without withholding or deduction for or on account of any taxes unless such withholding or deduction is required by law. Payments of interest on the notes generally will be subject to Japanese withholding tax unless the beneficial owner of the notes establishes that the notes are held by or for the account of a beneficial owner that is not a Japanese corporation or an individual resident of Japan for Japanese tax purposes (see “Tax Considerations—Japanese Tax Considerations” in this prospectus supplement). If payments of principal and interest on the notes are subject to withholding or deduction under Japanese tax law, we will pay such additional amounts, subject to certain exceptions, in respect of Japanese taxes as will result in the payment of amounts otherwise receivable absent any such withholding or deduction. See “Description of Notes—Additional Amounts.” References to principal and interest in respect of the notes include any additional amounts which may be payable by us.

Optional tax redemption	If, due to changes in Japanese tax treatment occurring on or after the issue date of the notes, we would be required to pay additional amounts as described under “Description of Notes—Additional Amounts” in this prospectus supplement, we may redeem the notes in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. For a more complete description, see “Description of Notes—Optional Tax Redemption” in this prospectus supplement.

Markets	We are offering the notes only in jurisdictions in the United States, Europe and Asia (other than Japan), subject to certain exceptions, where the offering is permitted, and in all cases in compliance with applicable laws and regulations. See “Underwriting” in this prospectus supplement for more information.

Form and denominations	The notes will be issued in fully registered form, without coupons, in denominations of US$1,000 and integral multiples thereof and will be represented by one or more global notes. The notes will be issued in the form of global securities deposited in The Depository Trust Company, or DTC. Beneficial interests in the notes may be held through DTC, Clearstream Banking, société anonyme, or Clearstream, or Euroclear Bank S.A./N.A., or Euroclear. For more information about global securities held by DTC through DTC, Clearstream or Euroclear, you should read “Clearance and Settlement” in the accompanying prospectus.

Covenants	The indenture relating to the notes contains restrictions on our ability to incur liens and merge or transfer assets. For a more complete description see “Description of Notes—Negative Pledge” in this prospectus supplement and “Description of Senior Debt Securities—Covenants” in the accompanying prospectus.

Further issuances	We reserve the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes. We may also issue other securities under the indenture that have different terms from the notes.

Governing law	The notes and the indenture will be governed by and construed in accordance with the laws of the State of New York.

Rating	The notes are expected to be rated Baa1 by Moody’s Investors Service and A- by Standard & Poor’s Rating Services.

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes.

Listing	The notes will not be listed on any securities exchange.

Trustee	Law Debenture Trust Company of New York.

Paying agent	Citibank, N.A.

Risk factors	You should carefully consider all of the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus before investing in the notes. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning on page S-11 of this prospectus supplement.

Lock-up agreement	ORIX has agreed with the underwriters to restrictions on issuances and sales of certain notes by ORIX for a period of 30 days from the closing of the offering, as described in greater detail in this prospectus supplement under “Underwriting.”

Clearance and settlement	The notes have been accepted for clearance through DTC, Euroclear and Clearstream with the following security codes: CUSIP 686330AC5; Common Code 027618219; and ISIN US686330AC52.

RISK FACTORS

Investing in the notes involves risks. You should consider carefully the risks relating to our business and the risks relating to the notes described below, as well as the other information presented in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, before you decide whether to invest in the notes. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, and the trading price and liquidity of the notes offered could decline, in which case you may lose all or part of your investment.

This prospectus supplement and the accompanying prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this prospectus supplement. See “Cautionary Note Regarding Forward-Looking Statements.” For purposes of the section captioned “—Risks relating to our business and industry,” capitalized terms used therein but not otherwise defined in this prospectus shall have the meaning ascribed to them in our annual report on Form 20-F for the fiscal year ended March 31, 2006.

Risks relating to our business and industry

We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

We compete primarily on the basis of pricing, terms and transaction structure. Other competitive factors include industry experience, client service and relationships. In recent years, Japanese banks, their affiliates and other finance companies have implemented strategies targeted at increasing business with small and medium-sized enterprises, which form the core of our customer base in Japan. Our competitors sometimes seek to compete aggressively on the basis of pricing and terms, without regard to profitability, and we may lose market share if we are unwilling to compete on pricing or terms because we want to maintain our income levels. Since some of our competitors are larger than us and have access to capital at a lower cost than we have, they may be better able to maintain profits at reduced prices. If we compete with our competitors on pricing or terms, we may experience lower income.

Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient

We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. This allowance reflects our judgment of the loss potential of these items, after considering factors such as:

•	the nature and characteristics of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	future cash flows expected to be received from the direct financing leases and loans; and

•	the value of underlying collateral and guarantees.

We cannot be sure that our allowance for doubtful receivables on direct financing leases and probable loan losses will be adequate to cover future credit losses. In particular, this allowance may be inadequate due to adverse changes in the Japanese and overseas economies in which we operate, or discrete events which adversely affect specific customers, industries or markets. If we need to increase our allowance for doubtful receivables on direct financing leases and probable loan losses to cover these changes or events, our financial results could be adversely affected.

Our credit-related costs might increase

In order to maximize our collection from the debtors, we may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations, and we may forgive or extend additional loans to such companies. As a result there is a possibility that credit-related costs might increase.

Risks of real estate-related business

Our main areas of real estate-related business operation are real estate-related loans and real estate business. Real estate-related loans are loans secured by real estate collateral, loans to domestic real estate companies or construction companies and non-recourse loans for which cash flow from real estate is a repayment resource. Real estate business is the building and sale of condominiums; the development, sale and lease of office buildings; operation of hotels, corporate dormitories, training facilities and golf courses; integrated facilities management and its related services; and asset management services for real estate investment trusts (REITs).

In Japan and overseas, adverse changes in land prices or purchase and leasing demand may cause the condition of the real estate market to deteriorate. This may adversely affect our business activities, the value of our long-lived assets and the value of the collateral that underlies the loans we make. Any such events could have an adverse effect on our results of operations and financial condition.

For instance, if the financial condition of real estate-related companies and construction companies deteriorates, such companies may not be able to repay their loans. Our allowance for probable loan losses may be inadequate to cover credit losses on our loans to these companies. The value of the real estate collateral securing the loans may decline as well, and may prevent us from fully recovering on our loans in the event of default. We may need to increase provisions for probable loan losses if the estimated potential recovery from the collateral is reduced.

Likewise, the value of real estate held by us may decline. We may need to write down additional assets if we determine that it is unlikely that we will be able to recover the carrying value of those assets.

If we initiate a building construction project and there is deterioration in the operating condition of the construction contractor, operational interruptions or prolonged completion time could increase our costs.

When we commence a building construction project, we try to obtain indemnity against any breach or defect of property to the extent possible from the contractor. When we purchase a property, we try to obtain indemnity to the extent possible from the seller to cover losses and expenses caused by any defects of geological condition, structure or material in relation to such property. If there is any defect in a building or facility sold or leased by us and indemnity is not provided by the contractor or seller or if the indemnities provided are insufficient due to a deterioration of their financial condition, we may be required to indemnify tenants or purchasers, and thereby incur losses. In addition, even if we do not incur financial loss, there could be an adverse affect on our reputation as the seller, owner or original developer of the property, depending on the breach or defect.

Asbestos or inadequate earthquake resistance in buildings could adversely affect us in the event we are subject to increased responsibility caused by amendments to applicable laws and regulations, increased costs due to tightening of internal due diligence or prolonged project periods due to tightened operating processes. Also, such conditions may result in an increased likelihood that sales will become difficult due to lowered credibility of the real estate market or shifts in market preferences. These factors could result in a decline in our revenue. Furthermore, since the real estate-related companies to which we make loans may be affected in the same way, debt collection from such companies could be difficult due to deterioration of their business condition. The liquidity of properties held by us as collateral may decline, which could also make debt collection difficult.

The possibility of disaster or damage from earthquakes in Japan is generally higher than in other parts of the world. The risk of disaster damage is heightened by the fact that a substantial portion of our operations, long-lived assets, and collateral underlying loans are concentrated in Tokyo. If an earthquake or any other natural disaster or act of terrorism or any other human disaster were to occur in Japan, particularly in a metropolitan area like Tokyo, resulting in large-scale destruction, it is likely that our long-lived assets and the collateral underlying loans we make would be adversely affected, and our business, results of operations and financial condition would suffer adverse effects.

We ordinarily carry comprehensive casualty insurance covering our real estate investments with insured limits that we believe are adequate and appropriate against anticipated losses. There are, however, certain types of losses caused by events such as wars, acts of terrorism, willful acts or gross negligence that are uninsurable. In addition, we do not usually carry insurance for damages caused by natural disasters such as earthquakes or typhoons because insurance coverage for such damages is limited and the insurance premium is relatively expensive.

In the event that our real estate investments suffer an uninsured loss, our investment balance in and revenues from such investments could be adversely affected. In addition, we would likely remain liable for indebtedness and other financial obligations relating to the relevant property. No assurance can be given that uninsured losses will not occur in respect of our real estate investments.

Before the Soil Contamination Measures Law went into effect in 2003, we did not, at the time of acquisition, investigate land (including land provided as collateral for a particular loan) that had been used as a factory site or operating facility in which hazardous materials were used or that otherwise could cause health problems due to soil contamination. If it is later determined that such land is polluted and it is necessary to take countermeasures under the Soil Contamination Measures Law, this could have an adverse effect on the sale of the land or the amounts receivable on foreclosure from land held as collateral. Although we have conducted investigations at the time of acquisition with respect to land acquired after the Soil Contamination Measures Law came into effect, a subsequent determination that such land is polluted for any reason may have the same adverse consequences.

We may suffer losses on our investment portfolio and derivative instruments

We hold large investments in debt securities and equity securities, mainly in Japan and the United States. We may suffer losses on these investments because of changes in market prices, defaults or other reasons. While equity prices in the United States and Japan improved during fiscal 2006, the market values of these equity securities are volatile and may decline substantially in the current year or future years. We record unrealized gains and losses on debt and equity securities classified as available-for-sale securities in shareholders’ equity, net of income taxes, and do not ordinarily charge these directly to income and losses, unless we believe declines in market value on available-for-sale securities and held-to-maturity securities are other than temporary. We have recorded significant losses on securities in the past and may need to record additional losses in the future.

We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. We may realize a loss on our investments in debt securities as a result of an issuer default or deterioration in an issuer’s credit quality. We may also realize losses on our investment portfolio if market interest rates increase.

We also utilize derivative instruments for the purpose of investment portfolio price fluctuation risk reduction, interest rate and foreign exchange rate risk management, and trading activities. However, we may not be able to successfully manage our risks through the use of these derivatives. Counterparties may fail to honor the terms of its derivatives contracts with us. We may suffer losses from trading activities. As a result, our operations and financial condition could be adversely affected. For a discussion of derivative financial instruments and hedging, see Note 26 in “Item 18. Financial Statements” of our annual report on Form 20-F for the year ended March 31, 2006, which is incorporated by reference into this prospectus.

We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets, including those related to our corporate rehabilitation business

As we expand the range of our products and services beyond our traditional businesses or acquire companies or assets, including those related to our corporate rehabilitation business, and as the sophistication of financial products and management systems grow, we may be exposed to new and increasingly complex risks. In some cases, we may have little or no experience with the expanded range of these products and services and the risks associated with them.

We cannot guarantee that the price we pay for acquisitions will be fair and appropriate. If the price we pay is too high, our acquisitions could result in future write-downs related to goodwill and other assets.

In connection with the foregoing, our risk management systems may prove to be insufficient and may not work in all cases or to the degree required. As a result, we may face market, credit and other risks in relation to the expanding scope of our new products, services and transactions and we may incur substantial losses.

In addition, our efforts to offer new services and products may not attain the expected results if business opportunities do not increase as expected or if the profitability of opportunities is undermined by competitive pressures.

Restructuring of, or withdrawal from, businesses we engage in could harm our reputation and adversely affect our results of operations and financial condition.

Poor performance or failure of affiliates accounted for using the equity method, which include investments in companies as part of our corporate rehabilitation business, or consolidated companies in which we have invested as part of our corporate rehabilitation business, will have an adverse affect on our results of operations and financial condition

As a result of increased investments and the accumulated earnings of affiliates that are accounted for using the equity method, our investment in affiliates is significant. In some cases, we may be actively involved in the management of these affiliates by dispatching our personnel to them.

In recent years, the contribution from equity method affiliates to our consolidated statements of income has increased and has been an important component of our income. There is no assurance that this contribution can be maintained. Poor performance by or a failure of these investments will adversely affect our financial condition and results of operations. In addition, as part of our corporate rehabilitation business, we have invested directly in or via investment funds in a number of troubled or distressed companies, some of which are now our subsidiaries or equity method affiliates. Some of the operations of these companies, which include a company that builds and sells residential condominiums, a logistics company, a sporting apparel manufacturer and distributor and an overseas life insurance company, are very different from our core businesses. See “Item 4. Information on the Company—Capital Expenditures and Major M&A Activities” of our annual report on Form 20-F for the year ended March 31, 2006, which is incorporated by reference into this prospectus, for more discussion of our recent acquisitions. Our ability to successfully manage and rehabilitate such businesses is still uncertain and the rehabilitation of these distressed companies is not guaranteed. Failure to rehabilitate these companies could result in financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of the invested business or company at such time or in such period and at such price as we initially expected. We may also need to invest additional capital in certain of these companies if their financial condition deteriorates. We may lose key personnel upon our investment if such personnel are not satisfied with our management.

While we will continue to review and selectively pursue investment opportunities, there can be no assurance that we can continue to identify attractive opportunities, or that such investments will be as profitable as we originally expected.

Even if such affiliates or subsidiaries are not performing poorly, in the event that any such affiliate or subsidiary is implicated in a problem of significant public concern and we send our personnel to serve as directors or officers, irrespective of whether or not such persons perform their obligations, our reputation may be adversely affected.

Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

Many of our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas.

Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect the origination of new transactions, including direct financing leases and loans. An increase in market interest rates may increase the repayment burden our customers bear with respect to loans, particularly under floating interest rate loans. These burdens could adversely affect the financial condition of our customers and their ability to repay their obligations, possibly resulting in defaults on our lease transactions and loans. In addition, our funding costs, and as a result, interest expense may increase. If the increase in the amount of interest payable by us as a result of increases in market interest rates exceeds the increase in the amount of interest received by us from interest-earning assets, our results of operations would be adversely affected.

Alternatively, a decrease in interest rates could result in faster prepayments of loans. Moreover, if the decrease in the amount of interest received by us from interest-earning assets as a result of decreases in interest rates exceeds the corresponding decrease in our funding cost, our results of operations could be adversely affected.

Not all of our assets and liabilities are matched by currency. In addition, a significant portion of our operating assets, revenues and income are located overseas, in particular the United States, or are derived from our overseas operations, and subject to foreign exchange risks. As a result, a significant change in currency exchange rates could have an adverse impact on our assets, financial condition and results of operations. For example, if the yen rises in value against the U.S. dollar or other currencies, the value of assets denominated in foreign currencies will decline in yen terms in our consolidated financial statements.

Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades

Our primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper, or CP, medium-term notes, straight bonds, asset-backed securities, and other debt securities. A downgrade in our credit ratings could result in an increase in our interest expenses and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets. Any such developments could have an adverse effect on our financial position, results of operations and liquidity. Although we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets, we cannot be sure that these other sources will be adequate or on terms acceptable to us if our credit ratings are downgraded or other adverse conditions arise. A failure of one or more of our major lenders, a decision by one or more of them to stop lending to us or instability in the Japanese capital markets also could have an adverse impact on our access to funding.

We continue to rely significantly on short-term funding from commercial banks in Japan. We also rely on funding from the capital markets in the form of CP. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with Japanese and foreign banks. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources-Sources of Liquidity—Committed Credit Facilities” of our annual report on Form 20-F for the year ended March 31, 2006, which is incorporated by reference into this prospectus. Despite these efforts, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk remains that we will be unable to refinance other short-term funding.

A downgrade of our credit ratings could have a negative effect on our derivative transactions

A downgrade of our credit ratings by one or more credit rating agencies could have a negative effect on our derivative transactions. In the event of a downgrade of our credit ratings, we may be required to accept less favorable terms in our transactions with counterparties, and we may be unable to enter into or continue to engage in some derivative transactions. These circumstances could have a negative impact on our risk management and the profitability of our trading activities, which would adversely affect our liquidity, results of operations and financial condition.

We may not be able to hire or retain human resources to achieve our strategic goals

Our business requires a considerable investment in human resources and requires the stable retention of such resources in order to successfully compete in markets in Japan and overseas. Much of our business involves specialization in the areas of financial services or the management of physical assets such as real estate, vessels and aircraft. If we cannot develop, hire or retain the necessary human resources, or if such personnel resign, we may not be able to achieve our strategic goals.

The departure of senior management could adversely affect us

Our continued success relies significantly on the ability and skills of our senior management. The departure of the current senior management could have an adverse effect on our business activities, financial condition and results of operations.

Risks related to computer and other information systems

We are highly reliant on computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. System shutdowns, malfunctions or failures due to unexpected contingency, the mishandling or fraudulent acts of employees or third parties, or infection by a computer virus could have an adverse effect on our operations, such as hindered receipt and payment of monies, leak or destruction of confidential information or personal information, and the generation of errors in information used for business decision-making and risk management. In such event, our liquidity or that of the customer who relies on us for financing or payment could be adversely affected, and our relationship with the customer could also be adversely affected. As a result, we could be sued or subject to administrative penalty or our reputation or credibility could be adversely affected.

Our information system equipment could suffer damage from large-scale natural disaster or terrorism. Since information systems serve an increasingly important role in business activities, the risk of stoppage of the network or information system due to disaster or terrorism is increasing. If the network or information system stops, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of the network or the information system.

Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation

Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, information system shutdowns, malfunctions or failures, regulatory breaches, human errors, employee misconduct, external fraud and other external factors. For example, a securities subsidiary may make an erroneous stock order or confidential information may be leaked. In addition, our integrated facilities management operations may not be able to prevent a break-in. These events may result in financial loss or decline in our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control operational risk and maintain it at a level we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate and we may incur losses at any time due to this risk. Even if we do not incur direct pecuniary loss, our reputation may be adversely affected.

With the expansion of our operations into areas such as retail finance, corporate and retail real estate development and the operation of facilities, such as hospitals and waste disposal facilities, including in connection with our private finance initiative, or PFI business, we are in contact with an increasing array and number of private groups and corporate entities, particularly in Japan. Even when we follow proper legal and other procedures, some of these groups may oppose or attempt to hinder our operational activities such as those related to condominium development. We may suffer damage to our reputation if our activities are negatively portrayed in the press. Our business activities may be adversely affected if legal claims or actions are instituted against us and the legal proceedings brought by us to uphold our right against such claims or actions delay or suspend our operations.

Risks related to telephone equipment leases

Our leasing business and reputation could be affected by the behavior of individual distributors of equipment and problems specific to this industry. In 2005, inappropriate sales activity was a serious problem in the telephone equipment leasing industry. In response, the Ministry of Economy, Trade and Industry amended the “Law concerning Specified Trades (tokutei-shoutorihiki-hou)” and has provided guidance to fines in the related industries on the compliance measures. In order to comply with the law and its related administrative guidance, leasing business costs could increase and leasing transactions could decline.

Risk associated with holding a professional baseball team

We own and manage a professional baseball team in Japan, the ORIX Buffaloes. Management of a professional baseball team in Japan, due to its public nature, requires us to bear in mind various social effects it may have and the reputation of the team. If the reputation of the baseball team declines, our business activities, financial condition, results of operations and our share price could be adversely affected as a consequence.

Negative press coverage or rumors could affect our business, financial condition, results of operation or share price

Our business relies on the confidence of customers and market participants. Negative press coverage or rumors (including on the Internet) about our activities or those of our directors, executive officers and employees or regarding related industries, regardless of accuracy, could harm our reputation. Even if we provide appropriate explanations to the press and other interested parties, there is no assurance that we can prevent an adverse effect on our reputation, as a result, our results of operation could deteriorate or there could be an adverse effect on our share price.

Risks of waste-disposal business

We began operations of a waste disposal center in June 2006 as a Private Finance Initiative, or PFI, under contract with Saitama prefecture in Yorii-machi, Saitama. The center utilizes the most advanced waste disposal techniques, in which waste is melted at ultra-high temperatures (up to 2000 degrees centigrade), which minimizes the risk of emitting environmental pollutants such as dioxins. In addition, we have contracted with the waste disposal specialist firm that constructed the center to serve as operator to run and maintain the center. Though environmental pollution or fire could occur due to an operational mistake or defect in the disposal center, we are insured to protect against a variety of such accident risks. In addition, we have ensured that, under our operating agreement with the operator, the operator that bears responsibility for operation and maintenance of the center and under the design and construction contract, bears responsibility for any defect in the center.

However, in the event that the amount of insurance is not sufficient and the financial condition of the operator has deteriorated such that it cannot perform its contractual obligations or indemnify us for losses, we will be required to bear such losses. Further, we will be responsible for any accident occurring by reason of any event other than those for which the operator is responsible by contract. If loss resulting from such accident is not covered by our insurance, we will be required to bear such loss. Even if we do not incur any direct financial loss, our reputation could be adversely affected.

Risks of medical related service business

We operate Kochi Health Sciences Center, which is a PFI business of Kochi prefecture and Kochi-city, through Kochi Medical PFI Corporation, which is one of our subsidiaries. The subsidiary is not engaged in medical services directly; however, since it contracts out for sterilization of medical materials, if an accident occurs, the subsidiary could be liable for the contribution of the contracted service to the accident. Further, even if there is no pecuniary liability, our reputation could be adversely affected.

Risks arising from our nursing service business

We provide elderly care services, including the sale and operation of housing for the elderly and at-home nursing care. If a nursing service accident occurs, we could be liable for damages and our reputation could be adversely affected. In addition, if the nursing care insurance system is modified to reduce public financial support and the economic burden on the user is thereby increased, the nursing market could shrink and our operational results could he adversely affected.

Risks related to the operation of hotels, corporate dormitories, training facilities, and golf courses

We operate hotels, corporate dormitories, training facilities, and golf courses. If an accident occurs such as food poisoning or fire, we could be liable for damages and our reputation could be adversely affected.

Our life insurance subsidiary is subject to risks that are specific to its business

ORIX Life Insurance Corporation, or ORIX Life Insurance, our wholly owned subsidiary, is exposed to risk of unpredictable increases in insurance payments for deaths and hospital benefits. It may incur valuation losses or losses on sales if the value of securities it purchases for asset management purposes decreases. In addition, if ORIX Life Insurance fails to conduct asset liability management, or ALM, in a prudent and foresightful manner to pursue an optimal combination of risk and expected returns on investment assets and underwriting risks on insurance policy benefits, its results of operations and financial condition may suffer.

ORIX Life Insurance is also subject to mandatory reserve contributions to the Life Insurance Policyholders Protection Corporation of Japan, or the PPC. The PPC was established in 1998 to provide financial support to insolvent life insurance companies. All life insurers in Japan, including ORIX Life Insurance, are members of the PPC and are required to make contributions to the PPC based on their respective share of insurance industry premiums and policy reserves. Because a number of life insurers have become insolvent since 1998, the PPC’s financial resources have been substantially reduced due to providing financial support to those companies. If there are further bankruptcies of life insurers, other members of the PPC, including ORIX Life Insurance, may be required to contribute additional financial resources to the PPC. In such an event, our financial condition and results of operations may be adversely affected.

We may suffer losses if we are unable to remarket leased equipment returned to us

We lease equipment to customers under direct financing leases and operating leases. There is a risk that we will suffer losses at the end of the lease if we cannot recover the residual value that we estimated at the beginning of the lease. This risk is particularly significant for operating leases. If we are unable to sell or re-lease the equipment at the end of the leasing period, we may not recover our investment in the equipment and we may suffer losses. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete. If equipment values and product market trends differ from our expectations, we may incur valuation losses.

Our business may be adversely affected by adverse conditions in the airline industry

We have extended credit to entities in the airline industry in the form of bonds, installment loans and operating leases. Due to the deterioration of operating conditions of many entities in the industry in the past, we made provisions for doubtful receivables and probable loan losses for a portion of this exposure and recorded write-downs of airline-related securities. In recent years, the airline industry has experienced financial difficulties worldwide, particularly in North America. The airline companies continue to suffer from weak earnings and we are unable to predict whether or not, or when, these conditions will improve. If the financial condition of companies in the airline industry deteriorates further, our results of operations and financial condition may be adversely affected.

Most of our exposure to the airline industry is collateralized, mainly by aircraft. If the value of our collateral declines, we may be required to record additional losses. Also, since our exposure to the airline industry is not fully collateralized, we are exposed to the general credit risk of airline companies.

Moreover, aircraft under operating leases are treated as long-lived assets. There is a possibility that we may need to record write-downs of long-lived assets associated with aircraft if it has been determined that the carrying value of such assets will not be recoverable.

Our business may continue to be adversely affected by economic fluctuations in Japan

The volume of our direct financing leases and installment loans is greatly affected by economic conditions in Japan. If conditions are adverse, our nonperforming assets may increase due to our customers’ inability to repay their obligations, and we may incur additional allowance for doubtful receivables on direct financing leases and probable loan losses. The value of collateral securing our loans, equipment that we lease to customers, long-lived assets that we own and securities in which we invest may decline. Returns on our operating assets may also decline. Our ability to re-lease or otherwise dispose of on favorable terms equipment for which the original leasing period has expired may also be limited by adverse economic fluctuations in Japan. We may not be able to sell the residential condominiums or other properties that we build or acquire, or we may be forced to sell the properties below cost at a loss. In addition, we may not be able to sell our investments at the prices or times, which we had initially assumed, or we may be required to make additional investments. Furthermore, our opportunities for business or profit may generally decline.

Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States

A portion of our revenue is derived from our operations in the United States, and we have significant investments in securities of U.S. issuers and loans and leases outstanding to U.S. companies. Although the economy continued to grow in the United States during fiscal 2006, the Federal Reserve Board, or FRB, has continued to raise interest rates incrementally since June 2004. In addition, the United States continues to experience large current account and budget deficits. If flows of capital to finance these deficits in the United States reverse, capital markets of the United States, or the United States economy, could face adverse effects, including an increase in interest rates. As a result of the foregoing, our operations may be adversely affected in the future by a deterioration of economic conditions in the United States.

Adverse effects on our U.S. operations might include:

•	an increase in funding costs;

•	an increase in the provision for doubtful receivables and probable loan losses if the financial condition of our U.S. customers deteriorates;

•	an increase in write-downs of securities and other investments if the market values of U.S. issuer securities in which we invest decline and such declines are determined to be other than temporary or occur as a consequence of issuer insolvency; and

•	an increase in write-downs of long-lived assets, unrealized losses on real estate, and losses on sales of real estate if the value of our real estate in the United States declines significantly.

Adverse political or economic developments affecting foreign countries other than the United States may also adversely affect our business

We operate in East Asia, Southeast Asia, South Asia, the Middle East, Central Asia, Europe and Oceania, and provide loans and investments to companies based in such regions. Political instability or economic deterioration in any such region could adversely affect our operations.

If any event set out below occurs in these countries or regions:

•	political turmoil;

•	imposition of foreign exchange controls;

•	large fluctuations in the value of currencies;

•	substantial declines in gross domestic product;

•	substantial volatility of stock market prices; or

•	large fluctuations in real estate market prices.

We could be affected by the events set out below:

•	an increase in the provision for doubtful receivables and probable loan losses due to deterioration in profitability or credit quality of our customers or investments;

•	decreased demand for our services;

•	a need to provide financial support to our subsidiaries or affiliates; or

•	write-offs of our assets.

In recent years, the economy of China has continued to grow strongly, causing global increases in raw material prices, tightness of supply and demand, and other dislocations to the global economy. Accordingly, any unexpected contingency which adversely affects the Chinese economy may affect the Japanese and other economies.

A failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

Our money lending, real estate, auto leasing, banking, insurance, securities and certain other businesses are subject to industry-specific laws and regulations and oversight, monitoring and inspection by regulatory authorities. The disposal of leased equipment after termination of the lease and sales of property under installment sales are regulated activities in Japan. Failure to comply with the relevant laws and regulations could result in sanctions or penalties, harm to our reputation and adversely affect our results of operations. We engage in a wide range of businesses, which could expand further because of entry into new businesses, including through acquisitions. We implement various internal control measures for our businesses; however, with the expansion of our operations, these controls may be ineffective. In such case, we may be subject to sanction or penalty, and our reputation may be adversely affected.

Changes in laws and regulations may affect our business, results of operations and financial condition

Changes in laws and regulations are unpredictable and beyond our control and may affect the way we conduct our business, the products we may offer in Japan or overseas and our customers, borrowers and invested companies. Such changes may be more restrictive or result in higher costs than current requirements or otherwise affect our business, results of operations or financial condition.

Changes in tax laws or accounting rules may affect our sales of structured financial products

Part of our business in Japan and overseas involves the sale of structured financial instrument products that are designed with a specific tax and accounting treatment in mind. If changes in the tax or accounting treatment of certain instruments or transactions that we sell or market make them less attractive to our customers, we may not be able to sell or market those instruments or transactions effectively and our business, results of operations and financial condition could be adversely affected as a result.

Litigation and regulatory investigations may adversely affect our financial results

We face risks of litigation and regulatory investigation and actions in connection with our operations. Lawsuits, including regulatory actions, may seek recovery of very large amounts or may limit our operations. The existence of such lawsuits and the magnitude of their effect may remain unknown for substantial periods of time. A substantial liability arising out of litigation, regulatory actions, or both could have an adverse effect on our business, results of operations, financial condition, reputation and credibility.

Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

Our Articles of Incorporation, the regulations of our board of directors and the Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were not a Japanese corporation. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Company Law and our Articles of Incorporation. See “Item 10. Additional Information-Memorandum and Articles of Incorporation” of our annual report on Form 20-F for the year ended March 31, 2006, which is incorporated by reference into this prospectus.

There is a risk that our risk management will not be effective

Part of our risk management is based on historical data or specific information from the past. There is no guarantee that such data or information or management is an accurate or credible predictor of the future. Therefore, our risk management may not be effective in some cases. As a result our business, results of operations and financial condition could be adversely affected.

It may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons, judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in U.S. courts, judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of U.S. courts, as to the enforceability in Japan of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil or commercial matters. Therefore, if you obtain a civil judgment by a U.S. court, you will not necessarily be able to enforce such judgment directly in Japan.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell the Shares at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell Shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

Holders of our ADRs are not limited by the daily price limit set by the Japanese stock exchanges. Holders of the Shares who are unable to sell those Shares on a Japanese stock exchange because an upward or downward price limit for the Shares has been reached preventing further trades outside of the permitted ranges may be negatively affected by trading that occurs in our ADRs.

We expect to be treated as a passive foreign investment company

We expect to be treated as a passive foreign investment company under the U.S. Internal Revenue Code because of the composition of our assets and the nature of our income. U.S. investors in our Shares or ADSs are therefore subject to special rules of taxation in respect of certain dividends or gain on such Shares or ADSs, including re-characterization of gains realized on the disposition of, and certain dividends received on, the shares or ADSs as ordinary income earned pro rata over a U.S. investor’s holding period for such shares or ADSs, taxed at the maximum rate applicable during the years in which such income is treated as earned, and subject to punitive interest charges for a deemed deferral benefit. Please read carefully “Item 10. Additional Information-Taxation-United States Taxation” of our annual report on Form 20-F for the year ended March 31, 2006, which is incorporated by reference into this prospectus. Investors are urged to consult their own tax advisors regarding all aspects of the income tax consequences of investing in our Shares or ADSs.

If you hold fewer than 10 Shares, you will not have all the rights of shareholders with 10 or more Shares

One “unit” of the Shares is comprised of 10 Shares, or 20 ADSs. Each unit of the Shares has one vote. A holder who owns Shares or ADSs other than in multiples of 10 or 20, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares, or ADRs evidencing fewer than 20 ADSs). The Company Law imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares. However, holders of ADRs are unable to withdraw underlying Shares representing less than one unit and, as a practical matter, are unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

Foreign exchange fluctuations may affect the value of our securities and dividends

Market prices for our ADSs may decline if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

Our results of operations and financial condition may be adversely affected by unpredictable events

Our business, results of operations and financial condition may be adversely affected by unpredictable events and any continuing adverse effect caused by such events. Unpredictable events include single or multiple and man-made or natural events that may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions of a country. Examples of such events include the 1995 Hanshin earthquake in Japan, the terrorist attacks in the United States on September 11, 2001, the intermittent outbreak of Severe Acute Respiratory Syndrome, or SARS, in vast areas, such as from Southeast Asia to Central Asia and Europe since 2003 to the present, the tsunami disaster due to the earthquake off Sumatra Island in December 2004, concerns of a global epidemic of avian influenza in 2005 and the 2006 Java earthquake in Indonesia.

Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares

A few of our shareholders hold more than five percent of the total number of outstanding Shares. These shareholders may for strategic or investment reasons decide to reduce their shareholdings in ORIX. Dispositions of the Shares, particularly dispositions of large numbers of shares by such major shareholders, may adversely affect market prices of the Shares. For information on shareholdings, see “Item 7. Major Shareholders and Related Party Transactions” of our annual report on Form 20-F for the year ended March 31, 2006, which is incorporated by reference into this prospectus.

Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

Each of the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, on which the Shares are listed in Japan, has certain standards for maintaining the listing of shares, including a minimum share distribution standard-a requirement for a minimum number of unaffiliated holders of units of shares. If we fail to meet the listing standards, the Shares may be subject to a change in their listed section, from the more prestigious section 1 to section 2 or, in certain cases, delisting. In general, the liquidity of shares on section 2 is lower and share price volatility is higher than section 1. If our Shares are changed to section 2, or are delisted, the liquidity of and prices for the Shares could be adversely affected.

A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising dissenters’ rights are available only to holders of record on a company’s register of shareholders. Because the depositary, through its custodian agent, is the registered holder of the Shares represented by our ADSs, only the depositary is able to exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares represented by our ADSs as instructed by the holders of the ADRs representing such ADSs and will pay to those holders the dividends and distributions collected from us. However, a holder of ADRs will not be able directly to bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder of ADRs for doing so.

Risks relating to the offering

The notes are structurally subordinated

The notes are unsecured obligations of ORIX and will be structurally subordinated to other debt obligations of its subsidiaries, as well as other obligations of subsidiaries, such as life insurance. A substantial portion of our outstanding long-term indebtedness at March 31, 2006 consisted of debt of our subsidiaries.

A portion of our debt is secured by our assets. See Note 13 to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2006. In addition, as is common with most Japanese corporations, our loan agreements relating to short-term and long-term debt with Japanese banks and some insurance companies provide that our assets are subject to pledges as collateral at any time if requested by the lenders. Lenders whose loans constitute a majority of our indebtedness have the right to request that we pledge assets to secure their loans. Although we have not received any requests of this kind from our lenders, there can be no assurance that our lenders will not request us to provide such collateral in the future. Most of these loan agreements, and some other loan agreements, contain rights of the lenders to offset cash deposits held by them against loans to us under specified circumstances.

Whether the provisions in our loan agreements and debt arrangements described above can be enforced will depend upon factual circumstances. However, if they are enforced, the claims of these lenders and banks would have priority over our assets and would rank senior to the claims of holders of the notes.

There is no prior market for the notes and if a market develops, it may not be liquid

We do not intend to list the notes on any exchange or to seek their quotation on any automated dealer quotation system. We cannot assure you that any liquid market for the notes will ever develop or be maintained. The underwriters have advised us that they currently intend to make a market in the notes following the offering. However, the underwriters have no obligation to make a market in the notes and they may stop at any time. Further, there can be no assurance as to the liquidity of any market that may develop for the notes or the price at which you will be able to sell your notes, if at all. Future trading prices of the notes will depend on many factors, including:

•	prevailing interest rates;

•	our financial condition and results of operations;

•	the then-current ratings assigned to the notes;

•	the market for similar securities; and

•	declining general economic conditions.

Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes; and

•	level, direction and volatility of market interest rates generally.

ORIX is not restricted in its ability to dispose of its assets by the terms of the notes

The indenture governing the notes contains a negative pledge covenant that prohibits ORIX from pledging assets to secure other bonds or similar debt instruments, unless it makes a similar pledge to secure the notes offered by this prospectus. However, ORIX is generally permitted to sell or otherwise dispose of substantially all of its assets to another corporation or other entity under the terms of the notes. If ORIX decides to dispose of a large amount of its assets, you will not be entitled to declare an acceleration of the maturity of the notes, and those assets will no longer be available to support the notes.

The indenture and the notes do not contain any restrictions on our ability to pay dividends, incur indebtedness or issue or repurchase securities and provide holders with limited protection in the event of a change in control

The indenture and the notes do not contain any financial covenants or other restrictions on our ability to pay dividends on our shares of common stock, our ability to incur additional debt, including senior indebtedness, or our ability to issue new securities or repurchase our outstanding securities. In addition, the indenture and the notes do not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or change in control of ORIX.

The ratings of the notes may change after the issuance of the notes and those changes may have an adverse effect on the market price and liquidity of the notes

The notes are expected to receive a credit rating of Baa1 from Moody’s Investors Service and a credit rating of A- from Standard & Poor’s Rating Services. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but reflect only the view of each rating agency at the time the rating is issued. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. A downgrade or potential downgrade in these ratings or the assignment of new ratings that are lower than existing ratings could reduce the population of potential investors in the notes and adversely affect the price and liquidity of the notes.

SELECTED FINANCIAL DATA

The table below sets forth selected consolidated financial data as of and for the years ended March 31, 2002, 2003, 2004, 2005 and 2006 and as of and for the six months ended September 30, 2005 and 2006. The selected financial data as of and for the years ended March 31, 2002, 2003, 2004, 2005 and 2006 have been derived primarily from our consolidated financial statements. The selected financial data as of and for the six months ended September 30, 2005 and 2006 have been derived primarily from our interim financial statements included in our report on Form 6-K submitted to the SEC on November 8, 2006, which, except for the summary under the caption “2. Forecasts for the Year Ending March 31, 2007 (Unaudited)” on the inside cover page and “Financial Results—4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2007,” is incorporated by reference into this prospectus supplement. The results of operations for the six month period ended September 30, 2006 are not necessarily indicative of the results for a full year’s operations.

	Year ended March 31,					Six month period ended September 30,
	2002	2003	2004	2005	2006	2005	2006
	(In millions of yen)
Income statement data:(1)
Total revenues	¥706,617	¥735,407	¥764,768	¥923,090	¥941,872	¥447,729	¥558,529
Total expenses(2)	635,820	696,263	677,376	792,360	725,868	332,382	423,368
Operating income(2)	70,797	39,144	87,392	130,730	216,004	115,347	135,161
Equity in net income (loss) of affiliates	(449)	6,203	17,924	20,043	32,080	15,607	15,017
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses	119	2,002	(542)	3,347	2,732	1,800	1,156
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations, extraordinary gain and cumulative effect of a change in accounting principle(2)	70,467	47,349	104,774	154,120	250,816	132,754	151,334
Income from continuing operations	38,494	26,227	52,329	83,932	150,383	77,681	87,528
Net income	40,269	30,243	54,020	91,496	166,388	83,954	91,326

Segment Profit Information:
Corporate financial services	38,111	27,560	27,150	43,848	48,661	23,824	28,734
Automobile operations	10,946	17,775	17,921	21,088	26,661	13,425	13,386
Rental operations	8,915	3,225	8,058	9,384	9,911	5,292	3,897
Real estate-related finance	912	13,413	10,547	13,856	33,384	20,318	21,021
Real estate	10,584	(33,282)	13,799	23,959	28,650	20,562	31,129
Life insurance	5,764	4,791	5,382	7,223	13,212	7,753	3,379
Other	4,941	8,452	10,079	20,970	41,657	16,259	19,232

Total operations in Japan	80,173	41,934	92,936	140,328	202,136	107,433	120,778

The Americas	810	1,332	7,601	15,621	34,701	14,070	17,922
Asia, Oceania and Europe	6,033	9,029	16,596	22,133	31,956	19,747	17,926

Total overseas operations	6,843	10,361	24,197	37,754	66,657	33,817	35,848

Total	¥87,016	¥52,295	¥117,133	¥178,082	¥268,793	¥141,250	¥156,626

	As of March 31,					As of September 30,
	2002	2003	2004	2005	2006	2005	2006
	(In millions of yen except number of shares)
Balance sheet data:
Investment in direct financing leases(3)	¥1,658,669	¥1,572,308	¥1,453,575	¥1,451,574	¥1,437,491	¥1,462,354	¥1,433,591
Installment loans(3)	2,273,280	2,288,039	2,234,940	2,386,597	2,926,036	2,491,927	3,252,274

Subtotal	3,931,949	3,860,347	3,688,515	3,838,171	4,363,527	3,954,281	4,685,865
Investment in operating leases	474,491	529,044	536,702	619,005	720,096	591,056	786,694
Investment in securities	861,336	677,435	551,928	589,271	682,798	618,688	711,127
Other operating assets	245,897	76,343	72,049	82,651	91,856	98,740	135,401

Operating assets(4)	5,513,673	5,143,169	4,849,194	5,129,098	5,858,277	5,262,765	6,319,087
Allowance for doubtful receivables on direct financing leases and probable loan losses	(152,887)	(133,146)	(128,020)	(115,250)	(97,002)	(103,028)	(89,824)
Other assets	989,433	921,044	903,783	1,055,105	1,481,180	1,173,318	1,404,652

Total assets	¥6,350,219	¥5,931,067	¥5,624,957	¥6,068,953	¥7,242,455	¥6,333,055	¥7,633,915

Short-term debt	¥1,644,462	¥1,120,434	¥903,916	¥947,871	¥1,336,414	¥955,048	¥1,267,616
Long-term debt	2,809,861	2,856,613	2,662,719	2,861,863	3,236,055	2,960,489	3,576,801
Common stock	51,854	52,067	52,068	73,100	88,458	76,520	89,705
Additional paid-in capital	69,823	70,002	70,015	91,045	106,729	94,602	110,098
Shareholder’s equity	502,508	505,458	564,047	727,333	953,646	821,420	1,034,339
Number of issued shares	84,303,985	84,365,914	84,366,314	87,996,090	90,289,655	88,593,439	90,497,813
Number of outstanding shares	83,646,466	83,693,009	83,691,007	87,388,706	89,890,579	88,009,397	90,171,602

	As of March 31,					As of September 30,
	2002	2003	2004	2005	2006	2005	2006
Key ratios:(5)
Return on equity, or ROE(6)	8.36	6.00	10.10	14.17	19.80	21.68	18.38
Return on assets, or ROA(6)	0.67	0.49	0.93	1.56	2.50	2.71	2.46
Shareholder’s equity ratio	7.91	8.52	10.03	11.98	13.17	12.97	13.55
Allowance/investment in direct financing leases and installment loans	3.89	3.45	3.47	3.00	2.22	2.61	1.92

Per share data and employees:
Shareholder’s equity per share	¥6,007.52	¥6,039.43	¥6,739.64	¥8,322.96	¥10,608.97	¥9,333.32	¥11,470.78
Basic earnings from continuing operations per share(7)	467.62	313.45	625.31	997.89	1,702.68	886.30	972.11
Basic earnings per share	489.19	361.44	645.52	1,087.82	1,883.89	957.87	1,014.29
Diluted earnings per share	467.11	340.95	601.46	1,002.18	1,790.30	907.93	977.73
Cash dividends per share	15.00	15.00	25.00	25.00	40.00	—	—
Cash dividends per share(8)	$0.12	$0.13	$0.21	$0.23	$0.34	$—	$—
Number of employees	11,271	11,833	12,481	13,734	15,067	14,310	16,414

Outstanding balance of bonds other than convertible bonds:(9)
Individual investors	¥420,000	¥370,000	¥365,000	¥430,000	¥365,000	¥—	¥—
Institutional investors	365,000	388,000	378,000	388,000	548,000	—	—

(1)	As a result of the recording of income from discontinued operations based on the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified certain items retroactively to the prior years.
(2)	Minority interests in earnings of subsidiaries, which previously were included in “selling, general and administrative expenses” are now disclosed separately. The relevant line item amounts for the previous years have been reclassified retroactively.
(3)	The sum of assets considered more than 90 days past due and loans individually evaluated for impairment amounted to ¥255,123 million, ¥205,690 million, ¥173,286 million, ¥138,699 million, ¥120,607 million and ¥119,863 million as of March 31, 2002, 2003, 2004, 2005, 2006 and September 30, 2006, respectively. These sums included: (i) investment in direct financing leases considered more than 90 days past due of ¥67,924 million, ¥47,825 million, ¥36,568 million, ¥25,733 million, ¥20,494 million and ¥20,100 million as of March 31, 2002, 2003, 2004, 2005, 2006 and September 30, 2006, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered more than 90 days past due of ¥74,199 million, ¥60,587 million, ¥43,176 million, ¥26,945 million, ¥16,455 million and ¥14,241 million as of March 31, 2002, 2003, 2004, 2005, 2006 and September 30, 2006, respectively, and (iii) installment loans individually evaluated for impairment of ¥l13,000 million, ¥97,278 million, ¥93,542 million, ¥86,021 million, ¥83,658 million and ¥85,522 million as of March 31, 2002, 2003, 2004, 2005, 2006 and September 30, 2006, respectively.
(4)	Operating assets are defined as assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.
(5)	Return on equity is the ratio of net income for the period to average shareholder’s equity based on period-end balances. Return on assets is the ratio of net income for the period to average total assets based on period-end balances. Shareholder’s equity ratio is the ratio as of the period end of shareholder’s equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
(6)	The ratios as of September 30, 2005 and 2006 are calculated on a consolidated annualized basis.
(7)	Basic earnings from continuing operations per share is the amount derived by dividing income from continuing operations by the weighted-average number of common shares outstanding based on month-end balances during the period.
(8)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.
(9)	These amounts are reflected on a non-consolidated basis and are exclusive of warrants.

USE OF PROCEEDS

We intend to use the net proceeds of this offering for general corporate purposes.

EXCHANGE RATES

The following table provides the high, low, average and period-end noon buying rates for yen expressed in yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York during the periods indicated. As of November 16, 2006, the noon buying rate for Japanese yen was ¥118.12 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year ended March 31,
	2002	2003	2004	2005	2006
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥134.77	¥133.40	¥120.55	¥114.30	¥120.93
Low	115.89	115.71	104.18	102.26	104.41
Average (of noon buying rates available on the last day of each month during the period)	125.64	121.10	112.75	107.28	113.67
At period-end	132.70	118.07	104.18	107.22	117.48

The following table provides the high and low noon buying rates for yen per $1.00 during the months indicated.

	High	Low
2006:
May	¥113.46	¥110.07
June	116.42	111.66
July	117.44	113.97
August	117.35	114.21
September	118.02	116.04
October	119.81	116.82
November (through November 16)	118.40	117.01

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the consolidated ratio of earnings to fixed charges for ORIX for the periods indicated.

	Year ended March 31,					Six month period ended September 30,
	2002	2003	2004	2005	2006	2006
Ratio of earnings to fixed charges	x1.750	x1.562	x2.437	x3.519	x4.758	x4.457

In calculating the ratio of earnings to fixed charges, we used the following definitions:

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated capitalization, long-term indebtedness and short-term indebtedness of ORIX at September 30, 2006. You should read this table together with our consolidated financial statements and the other financial data appearing elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus.

As of September 30,
2006
(In millions of yen)
Short-term debt:
Total short-term debt (excluding current portion of long-term debt)	¥1,267,616

Long-term debt:
Total long-term debt	¥3,576,801

Shareholders’ equity:
Common stock: authorized—259,000,000 shares issued—90,497,813 shares	¥89,705
Additional paid-in capital	110,098
Legal reserve	2,220
Retained earnings	816,620
Accumulated other comprehensive income	19,494
Treasury stock, at cost	(3,798)

Total shareholders’ equity	¥1,034,339

Total liabilities and shareholders’ equity	¥7,633,915

(1)	Information with respect to secured indebtedness as of September 30, 2006 is not available. For a discussion of secured indebtedness as of March 31, 2006, see Note 13 to the consolidated financial statements in ORIX’s annual report on Form 20-F for the fiscal year ended March 31, 2006.
(2)	The outstanding amounts of guaranteed indebtedness as of September 30, 2006 are not available. As of March 31, 2006, no material portion of ORIX’s consolidated indebtedness was guaranteed. For the purpose of this note, guaranteed means guarantees provided by third parties.
(3)	ORIX and certain subsidiaries guarantee loans made by banks and other financial institutions to third parties. The potential future payments of these guarantee contracts outstanding as of September 30, 2006 are not available. For a discussion of guarantees by ORIX as of March 31, 2006, see Note 29 to the consolidated financial statements in ORIX’s annual report on Form 20-F for the fiscal year ended March 31, 2006.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the notes set forth in the accompanying prospectus under the heading “Description of Senior Debt Securities.” We urge you to consider the information contained in the accompanying prospectus and this prospectus supplement before deciding whether to invest in the notes. Whenever a defined term is referred to but not defined in this section, the definition of that term is contained in the accompanying prospectus or in the indenture referred to therein.

General

ORIX will offer the notes under an indenture between it and Law Debenture Trust Company of New York, as trustee, to be dated as of November 22, 2006. The notes will be issued only in fully registered form without coupons in denominations of US$1,000. The notes will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt. The notes will not be redeemable prior to maturity, except as set forth below under “—Optional Tax Redemption,” and will not be subject to any sinking fund.

The notes and indenture are governed by and construed in accordance with the laws of the State of New York.

The indenture and the notes do not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including other senior indebtedness, or the issuance or repurchase of securities of ORIX. The indenture and the notes do not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of ORIX.

The trustee is located at 767 Third Avenue, 31st Floor, New York, NY 10017, U.S.A.

Principal, Maturity and Interest

The initial aggregate principal amount of the notes is $1,000,000,000. The notes will mature on November 22, 2011. We will issue notes in denominations of US$1,000 and integral multiples thereof. The notes will be represented by one or more registered notes in global form without coupons and in certain circumstances may be represented by notes in definitive form.

Interest on the notes will accrue at the rate of 5.48% per annum. We will pay interest on the notes semi-annually in arrears on May 22 and November 22, beginning on May 22, 2007. We will pay interest to the holders of record of the notes on the immediately preceding May 7 and November 7, as applicable. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will compute interest on the basis of a 360-day year consisting of twelve 30-day months.

If any payment is due on the notes on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

Business day means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking or trust institutions in the location of the paying agent or in Tokyo are authorized generally or obligated by law, regulation or executive order to close.

Additional Amounts

We will make payments of principal and interest on the notes without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges imposed or levied by or on behalf of Japan or any political subdivision thereof having power to tax, unless otherwise required to do so by law. If we are required by Japanese law to make any such withholding or deduction, we will pay you, as long as you are not a Japanese corporation or a resident of Japan for Japanese tax purposes, such additional amounts as may be necessary in order that every net payment made by us on such note after deduction or withholding for or on account of any such present or future tax, duty, assessment or other governmental charge will not be less than the amount that, in the absence of such deduction or withholding, would have been due and payable on such note. However, we will not be required to pay additional amounts under any of the following circumstances:

•	the holder or beneficial owner of the notes is subject to such tax, duty, assessment or other governmental charge by reason of having some connection to Japan, other than the mere holding of the note;

•	the tax, duty, assessment or other governmental charge is imposed or withheld because the holder or beneficial owner failed to make a declaration or satisfy any information requirements that the statutes, treaties, regulations or administrative practices of Japan require as a precondition to exemption from all or part of such tax or governmental charge;

•	the note is presented for payment more than 30 days after the note became due or after the full payment was provided for, whichever occurs later, except to the extent the holder thereof would have been entitled to additional amounts on presenting the same for payment on the last day of such period of 30 days;

•	the withholding or deduction is imposed pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income, or any law implementing such directive;

•	the withholding or deduction is imposed on a holder or beneficial owner who could have avoided such withholding or deduction by presenting its note to another paying agent;

•	the holder is a fiduciary or partnership or is not the sole beneficial owner of the payment of the principal of, or any interest on, any note, and the laws of the taxing jurisdiction require the payment to be included for tax purposes in the income of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner, in each case, who would not have been entitled to such additional amounts had it been the holder of such note; or

•	any combination of the above.

If a beneficial owner that receives interest on the notes is a non-resident of Japan or a non-Japanese corporation with no permanent establishment within Japan or with a permanent establishment within Japan but where the receipt of the interest under the notes is not attributable to the business carried on within Japan by the recipient through such permanent establishment, no Japanese income tax or corporate tax is payable with respect to such interest whether by way of withholding or otherwise, provided that such beneficial owner complies with certain requirements, among others:

•	if the relevant notes are held through certain participants in an international clearing organization such as Euroclear, Clearstream, DTC or certain financial intermediaries prescribed by the Special Taxation Measures Law (Law No. 26 of 1975) (as amended) and the relevant cabinet order thereunder (together with the ministerial ordinance and other regulation thereunder, the “Law”) (each, a “Participant”), the requirement to provide certain information prescribed by the Law to enable the Participant to establish that the beneficial owner is exempt from the requirement for Japanese income tax to be withhold or deducted (the “Exemption Information”); and

•	if the relevant notes are not held by a Participant, the requirement to submit to the relevant paying agent a claim for exemption from withholding tax (Hikazei Tekiyo Shinkokusho) (the “ Claim for Exemption”), together with certain documentary evidence.

For more details regarding Japanese withholding tax, see “Tax Considerations—Japanese Tax Considerations.”

We will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Japanese taxing authority in accordance with applicable law. We will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any tax, duty, assessment, fee or other governmental charge so deducted or withheld from the Japanese taxing authority imposing such tax, duty, assessment or other governmental charge and will provide such certified copies to each holder. We will attach to each certified copy a certificate stating (x) that the amount of withholding tax, duty, assessment or other governmental charge evidenced by the certified copy was paid in connection with payments in respect of the principal amount of notes then outstanding and (y) the amount of such withholding tax, duty, assessment or other governmental charge paid per $1,000 principal amount of the notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the trustee by the holders of the notes upon request and will be made available at the office of the paying agent.

The obligation to pay additional amounts with respect to any taxes, duties, assessments and other governmental charges shall not apply to (A) any estate, inheritance, gift, sales, transfer, personal property or any similar tax, duty, assessment, fee or other governmental charge or (B) any tax, duty, assessment, fee or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal or interest on the note; provided that, except as otherwise set forth in the notes of the relevant series and in the indenture, we will pay all stamp, court or documentary taxes or any excise or property taxes, charges or similar levies and other duties, if any, which may be imposed by Japan, the United States or any respective political subdivision or any taxing authority thereof or therein, with respect to the indenture or as a consequence of the issuance, execution, delivery or registration of the notes of such series.

References to principal or interest in respect of the notes shall be deemed to include any additional amounts due which may be payable as set forth in the notes and the indenture.

Optional Tax Redemption

We have the option to redeem the notes prior to maturity if, upon any change in Japanese law occurring on or after the issue date, we would be required to pay additional amounts as described under “—Additional Amounts,” in which case we may redeem the notes in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. Furthermore, we must give you between 30 and 60 days’ notice before redeeming the notes.

Negative Pledge

So long as any of the notes remain outstanding ORIX may not create or permit to subsist any pledge, lien or other charge upon the whole or any part of its undertaking, assets or revenues present or future to secure, for the benefit of the holders thereof, any External Indebtedness, as defined below, without according or procuring to be accorded to ORIX’s debt obligations under the notes and the indenture the same security as is granted to such External Indebtedness or such other security or guarantee as shall be approved by more than 50% of the outstanding principal amount of the notes.

“External Indebtedness” means any of our indebtedness, with a stated maturity of more than one year from the creation thereof, which is represented by bonds, debentures, notes or any other similar debt securities which are quoted, listed or ordinarily dealt in, or are intended to be quoted, listed or ordinarily dealt in, on a stock exchange or on any over-the-counter or any other similar securities market outside Japan and which are by their terms repayable or confer a right to receive repayment in any currency other than yen or are denominated in yen, if a majority of the aggregate nominal amount thereof is initially distributed outside Japan by or with ORIX’s authorization (or guarantees, indemnities or other like obligations (in each case granted or undertaken for the benefit of the holders of such securities to secure the payment of such indebtedness) in respect of such indebtedness).

Events of Default and Remedies

Holders of the notes will have special rights if an event of default occurs. You should read the information under the heading “Description of Senior Debt Securities—Events of Default Under the Indenture” and “Description of Senior Debt Securities—Acceleration of Senior Debt Securities Upon an Event of Default” in the accompanying prospectus.

Further Issuances

We reserve the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes. We may also issue other securities under the indenture as part of a separate series that have different terms from the notes.

Additional notes may be issued with original issue discount for U.S. federal income tax purposes (“OID”). Purchasers of notes after the date of any further issue will not be able to differentiate between notes sold as part of the further issue and previously sold notes. Therefore, purchasers of notes after a further issue may be required to accrue OID for U.S. federal income tax purposes with respect to their notes. This may affect the price of outstanding notes following a further issue. Because of the possible application of the U.S. federal income tax rules regarding OID to a further issue of notes, purchasers are advised to consult their own tax advisors prior to purchasing such notes.

Methods of Receiving Payments

The principal of, and interest and additional amounts on, the notes represented by the global notes will be payable in U.S. dollars. We will cause the trustee, or the paying agent, if any, to pay such amounts, on the dates payment is to be made, directly to DTC.

Paying Agent and Registrar

Citibank, N.A., located at 138 Greenwich Street, 14th Floor, New York, NY 10013, U.S.A., will initially act as paying agent and registrar for the notes. We may change the paying agent or registrar without prior notice to the holders of the notes, and ORIX or any of its subsidiaries may act as paying agent or registrar.

Authenticating Agent

The indenture permits the trustee to appoint an authenticating agent or agents with respect to the notes. Such authenticating agent will be authorized to act on behalf of the trustee to authenticate the notes and notes authenticated by such authenticating agent will be entitled to the benefits of the indenture and valid and obligatory for all purposes as if authenticated by the trustee. The trustee has appointed Citibank, N.A. as authenticating agent for the notes. The trustee may change the authenticating agent at any time, as more fully described in the indenture.

Transfer and Exchange

A holder of notes issued in definitive form may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

We will treat the registered holder of a note as the owner of that note for all purposes, except as described under “—Methods of Receiving Payments.” See “—Book-Entry, Delivery and Form.”

Book Entry, Delivery and Form

The notes will be represented by one or more global notes. The global notes will be deposited upon issuance with Cede & Co., as nominee for DTC, and registered in the name of DTC or its nominee, in each case for credit to the accounts of direct or indirect participants, including Clearstream and Euroclear.

Except as otherwise described in this prospectus supplement, the global notes may be transferred, in whole and not in part, only to DTC, a nominee of DTC or to a successor of DTC or its nominee. You may not exchange your beneficial interests in the global notes for notes in certificated form except in limited circumstances. In addition, transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Clearstream and Euroclear), which may change from time to time.

It is expected that delivery of the notes will be made against payment for the notes on or about November 22, 2006.

Clearance and Settlement

The notes have been accepted for clearance through DTC, Euroclear and Clearstream with the following security codes: CUSIP 686330AC5; Common Code 027618219; and ISIN US686330AC52.

TAX CONSIDERATIONS

Japanese Tax Considerations

The information in this section entitled “Japanese Tax Considerations” is a general description of certain Japanese tax aspects of the notes provided for the convenience only of investors, and does not purport to be a comprehensive description of the tax aspects of the notes. Prospective investors of the notes are advised to consult their own legal, tax, accountancy or other professional advisors in order to ascertain their particular circumstances regarding taxation. The statements below are general in nature and are based on current tax laws in Japan as in effect on the date hereof and which are subject to change or differing interpretations (possibly with retroactive effect). Neither such statements nor any other statements in this prospectus supplement or the accompanying prospectus are to be regarded as advice on the tax position of any beneficial owner of the notes (a “beneficial owner”) or any person purchasing, selling or otherwise dealing in the notes or any tax implication arising from the purchases, sale or other dealings in respect of the notes. Prospective purchasers of the notes should consult their own professional tax advisors about their tax position and any tax implications with respect to the notes.

Gains derived from the sale outside Japan of notes by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are generally not subject to Japanese income or corporate taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual, wherever resident, who has acquired notes as legatee, heir or donee.

No stamp, issue, registration or similar taxes or duties will, under present Japanese law, be payable in Japan by beneficial owners in connection with the issue of the notes.

The following description of Japanese taxation (limited to national taxes) applies exclusively to interest on the notes and the difference, if any, between the issue price of the notes and the amount that the beneficial owner receives upon redemption of the notes (the “Issue Differential”). It is not intended to be exhaustive and prospective investors are recommended to consult their tax advisors as to their exact tax position.

If a beneficial owner that receives interest on the notes is a non-resident of Japan or a non-Japanese corporation with no permanent establishment within Japan or with a permanent establishment within Japan but where the receipt of the interest under the notes is not attributable to the business carried on within Japan by the recipient through such permanent establishment, no Japanese income tax or corporate tax is payable with respect to such interest whether by way of withholding or otherwise, provided that such beneficial owner complies with certain requirements, among others:

•	if the relevant notes are held through certain participants in an international clearing organization such as Euroclear, Clearstream, DTC or certain financial intermediaries prescribed by the Special Taxation Measures Law (Law No. 26 of 1975) (as amended) and the relevant cabinet order thereunder (together with the ministerial ordinance and other regulation thereunder, the “Law”) (each, a “Participant”), the requirement to provide certain information prescribed by the Law to enable the Participant to establish that the beneficial owner is exempt from the requirement for Japanese income tax to be withheld or deducted (the “Exemption Information”); and

•	if the relevant notes are not held by a Participant, the requirement to submit to the relevant paying agent a claim for exemption from withholding tax (Hikazei Tekiyo Shinkokusho) (the “Claim for Exemption”), together with certain documentary evidence.

Failure to comply with such requirements described above will result in the withholding by ORIX of income tax at the rate of 15% unless a lower rate or exemption is applicable under the relevant tax treaty between Japan and the beneficial owner’s country of residence. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 10%, with, among others, Australia,

Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Under the income tax treaty between Japan and the United States, certain limited categories of qualified United States residents receiving interest on the notes may be, subject to compliance with certain procedural requirements under

Japanese law, fully exempt from Japanese withholding tax for interest on the notes. A new treaty has been signed between Japan and the United Kingdom, under which exemption treatment similar to that which is provided in the treaty between Japan and the United States will be available and such new treaty will apply to Japanese withholding taxes to be imposed on or after January 1, 2007. In order to avail themselves of such reduced rate or exemption, non-residents of Japan or non-Japanese corporations which are entitled to a reduced rate of withholding tax or exemption from withholding tax on payment of interest by ORIX are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest (as well as any other required forms of documents) in advance of the interest payment through ORIX to the relevant tax authority before payment of interest.

If a beneficial owner that receives interest on the notes is a non-resident of Japan or a non-Japanese corporation with a permanent establishment within Japan and the receipt of interest is attributable to the business of such non-resident or non-Japanese corporation carried on within Japan through such permanent establishment, such interest will not be subject to a 15% withholding tax by ORIX; provided, however, that the beneficial owner may be required to provide the Exemption Information or to submit the Claim for Exemption as set out above. Failure to comply with such requirement will result in the withholding by ORIX of income tax at the rate of 15%, since ORIX is not in a position to know in advance whether the receipt of interest by the beneficial owner is attributable to the business of such beneficial owner carried on within Japan through such beneficial owner’s permanent establishment in Japan. The amount of such interest will then be included in the beneficial owner’s other Japan source income which is subject to Japanese taxation and will be subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives any Issue Differential with respect to notes is a non-resident of Japan or a non-Japanese corporation having no permanent establishment within Japan or having a permanent establishment within Japan but the receipt of such Issue Differential is not attributable to the business carried on within Japan by such non-resident or non-Japanese corporation through such permanent establishment, no income tax or corporate tax is payable with respect to such Issue Differential.

If the receipt of such Issue Differential is attributable to the business of any such non-resident of Japan or non-Japanese corporation carried on within Japan through a permanent establishment maintained by it within Japan, such Issue Differential will not be subject to any withholding tax but will be included in the beneficial owner’s other Japan source income which is subject to Japanese taxation and subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives interest on the notes is a Japanese bank, Japanese insurance company, Japanese securities company or other Japanese financial institution falling under certain categories prescribed by the relevant Cabinet Order under Article 6, Paragraph 8 of the Special Taxation Measures Law (each a “Designated Financial Institution”) and such beneficial owner complies with the requirement, among others, to provide the Exemption Information or to submit the Claim for Exemption, no income tax will be imposed, either by way of withholding or otherwise, but the beneficial owner will be subject to regular corporate tax with respect to such interest.

If a beneficial owner that receives interest on the notes is a resident of Japan or a Japanese corporation (other than Japanese banks, Japanese insurance companies, Japanese securities companies or other Japanese financial institutions falling under certain categories prescribed by the relevant Cabinet Order under Article 3-3, Paragraph 6 of the Special Taxation Measures Law (each a “Specified Financial Institution”) or Japanese public corporations (each a “Public Corporation”) designated by the relevant law which comply with the requirement referred to in the next paragraph) receives payments of interest through certain Japanese payment handling agents (each a “Japanese Payment Handling Agent”), income tax at the rate of 15% will be withheld by the Japanese Payment Handling Agent rather than ORIX. As ORIX is not in a position to know in advance the beneficial owner’s status, any beneficial owner of interest falling within this category should inform ORIX through a Paying Agent of its status in a timely manner. Failure to so inform may result in double withholding. Any individual beneficial owner being a resident in Japan that receives interest under the notes through a Japanese Payment Handling Agent will be taxed in Japan on such interest separately from his/her other income and only by way of withholding of the foregoing withholding tax, as far as the national level income taxes are concerned. In the case of beneficial owners who are individual residents of Japan (other than those referred to in the immediately preceding sentence) or Japanese corporations (referred to in the beginning of this paragraph), the amount of interest received by any such beneficial owner will be included in such beneficial owner’s gross income and be subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives interest on the notes is a Public Corporation or Specified Financial Institution that keeps its notes deposited with, and receives the interest through, a Japanese Payment Handling Agent with custody of the notes (the “Japanese Custodian”) and such beneficial owner submits through such Japanese Custodian to the competent tax authority the report prescribed by the Law, no income tax is levied, by way of withholding or otherwise, on such portion of interest as is prescribed by the relevant Cabinet Order corresponding to the period the notes were held by such beneficial owner, but if the beneficial owner is a Specified Financial Institution, the beneficial owner will be subject to normal corporate tax with respect to such interest. However, since ORIX is not in a position to know in advance the beneficial owner’s withholding tax exemption status, the beneficial owner of interest falling within this category should inform ORIX through a Paying Agent of its status in a timely manner. Failure to so notify ORIX may result in the withholding by ORIX of a 15% income tax. Any amount of interest received by such Public Corporation or Specified Financial Institution in excess of the non-taxable portion described above is subject to a 15% income tax to be withheld by the Japanese Custodian.

If a beneficial owner is a resident of Japan or a Japanese corporation (except for a Designated Financial Institution which complies with the requirements described above) receives interest on the notes other than through a Japanese Payment Handling Agent, income tax at the rate of 15% will be withheld by ORIX.

If a beneficial owner is a resident of Japan or a Japanese corporation that receives any Issue Differential with respect to a note, such Issue Differential will not be subject to any withholding tax but will be included in the recipient’s gross income and be subject to normal income tax or corporate tax, as appropriate.

United States Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of ownership and disposition of notes by U.S. Holders, as defined below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire notes. This discussion only applies to U.S. Holders who hold notes as capital assets for U.S. federal income tax purposes and who acquired the notes pursuant to this offering at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge, straddle or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	regulated investment companies;

•	real estate investment trusts;

•	tax exempt organizations; or

•	persons carrying on a trade or business in Japan through a permanent establishment.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of interest

It is expected, and the following discussion assumes, that the notes will be issued with no more than a de minimis amount of original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a note (including any additional amounts and any amounts withheld in respect of Japanese taxes) will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes. Interest income earned by a U.S. Holder with respect to a note will constitute foreign source income for U.S. federal income tax purposes, which may be relevant to a U.S. Holder in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, exchange or other disposition of the notes

Upon the sale, exchange or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of Interest” above. A U.S. Holder’s adjusted tax basis in a note will generally be its cost for that note.

Gain or loss realized on the sale, exchange or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or other disposition the note has been held for more than one year. Gain or loss generally will be U.S. source for purposes of computing a U.S. Holder’s foreign tax credit limitation.

Information reporting and backup withholding

Payment of interest and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

UNDERWRITING

We plan to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura International plc are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally, and not jointly, have agreed to purchase from us, the principal amount of notes listed opposite their names below.

Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, New York, New York, 10080, U.S.A. and Nomura International plc’s address is Nomura House, 1 St Martin’s-le-Grand, London, EC1A 4NP, United Kingdom.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$560,000,000
Nomura International plc	270,000,000
Morgan Stanley & Co. Incorporated	30,000,000
UBS Securities LLC	30,000,000
Daiwa Securities SMBC Europe Limited	10,000,000
Mitsubishi UFJ Securities International plc	10,000,000
Mizuho International plc	10,000,000
Goldman, Sachs & Co.	10,000,000
Citigroup Global Markets Inc.	10,000,000
BNP Paribas Securities Corp.	10,000,000
Calyon Securities (USA) Inc.	10,000,000
ING Financial Markets LLC	10,000,000
WestLB AG	10,000,000
Scotia Capital (USA) Inc.	10,000,000
Credit Suisse Securities (USA) LLC	10,000,000

Total	$1,000,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the purchase agreement if any of the notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Expenses of the Offering

The expenses of the offering, not including the underwriting discount, are estimated to be $1,352,000 million in total and are payable by us. These expenses consist of the following:

•	a U.S. Securities and Exchange Commission registration fee of $107,000;

•	estimated printing expenses of $75,000;

•	estimated legal fees and expenses of $520,000;

•	estimated accounting fees and expenses of $220,000; and

•	estimated miscellaneous fees and expenses of $430,000.

The underwriters will bear certain expenses relating to investor roadshow meetings.

No Sales of Similar Securities

We have agreed, with certain exceptions, not to sell or transfer any of ORIX’s own debt securities for 30 days from the date of this prospectus supplement without first obtaining the written consent of the representatives of the underwriters. Specifically, we have agreed not to, directly or indirectly:

•	issue, sell, offer or contract to sell,

•	grant any option for the sale of, or

•	otherwise transfer or dispose of

any U.S. dollar-denominated debt securities of ORIX with a maturity of greater than one year.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Selling Restrictions

We have not taken, and will not take, any action that would permit a public offering of the notes, or possession or distribution of this prospectus supplement, the accompanying prospectus, any amendment or supplement hereto or thereto, or any other offering or publicity material relating to the notes in any country or jurisdiction outside the United States where, or in any circumstances in which, action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus, any amendment or supplement hereto or thereto, and any other offering or publicity material relating to the notes may not be distributed or published, in or from any country or jurisdiction outside the United States except under circumstances that will result in compliance with applicable laws and regulations.

Each underwriter has represented and agreed that it will not offer or sell the notes, make the notes the subject of an invitation for purchase, or circulate or distribute this prospectus supplement, the accompanying prospectus, any amendment or supplement hereto or thereto, or any other document or material in connection with the offer or sale, or invitation for purchase, of the notes, whether directly or indirectly, to the public in any country or jurisdiction outside the United States except as permitted under applicable laws.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State” ), each underwriter has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date” ) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA ) ) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the preferred securities in, from or otherwise involving the United Kingdom.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and will be subject to the Special Taxation Measures Law of Japan. Accordingly, each of the underwriters has represented and agreed that (i) it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any notes in Japan or to, or for the benefit of, any resident of Japan (which term as used in this item (i) means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and governmental guidelines of Japan; and (ii) it has not, directly or indirectly, offered or sold and will not, (a) as part of its distribution at any time and (b) otherwise until forty days after the date of issue of the notes, directly or indirectly offer or sell the notes in Japan or to, or for the benefit of, any resident of Japan (which terms as used in this item (ii) means any person resident in Japan, including any corporation or other entity organized under the laws of Japan but excluding certain financial institutions defined in Article 6, paragraph 8 of the Special Taxation Measures Law and any other excluded category of persons, corporations or other entities under the Special Taxation Measures Law) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, so as to satisfy the requirements of the tax exemption as provided for in Article 6 of the Special Taxation Measures Law and any other applicable laws, regulations and governmental guidelines of Japan.

Singapore

Each underwriter has acknowledged that this document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented, warranted and agreed that it has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA” ), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note: Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares,	debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Hong Kong

Each underwriter has represented, warranted and agreed that:

(i)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted, in accordance with applicable laws, to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, that is, if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Stamp Taxes and Other Charges

Purchasers of the notes offered by this prospectus supplement may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offer price on the cover of this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

VALIDITY OF THE NOTES

Davis Polk & Wardwell, our United States counsel, will pass upon the validity of the notes as to matters of New York law and Mitsui Company, our Japanese counsel, will pass upon certain matters of Japanese law for us. Simpson Thacher & Bartlett LLP, United States counsel for any underwriters or agents, will pass upon the validity of the notes as to matters of New York law for them and Nagashima Ohno & Tsunematsu, Japanese counsel for any underwriters or agents, will pass upon certain matters of Japanese law for them.

INCORPORATION BY REFERENCE

The rules of the SEC allow ORIX to incorporate by reference information into this prospectus supplement. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that ORIX files later with the SEC will automatically update and supersede this information. This prospectus supplement incorporates by reference ORIX’s annual report on Form 20-F for the fiscal year ended March 31, 2006, filed on July 24, 2006 (File Number 001-14856). This prospectus supplement also incorporates by reference the Form 6-K, except for the summary under the caption “2. Forecasts for the Year Ending March 31, 2007 (Unaudited)” on the inside cover page and “Financial Results—4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2007,” furnished to the SEC on November 8, 2006, which includes ORIX’s interim consolidated financial results for the six month period ended September 30, 2006.

All subsequent reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Form 10-Q and 8-K filed by ORIX pursuant to the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus supplement. In addition, any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference into this prospectus supplement shall be deemed to be incorporated by reference. Documents incorporated by reference shall become a part of this prospectus supplement on the respective dates the documents are filed or furnished with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, ORIX will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any document that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these documents by writing or telephoning ORIX at:

ORIX Corporation

Mita NN Bldg.,

4-1-23 Shiba, Minato-ku

Tokyo 108-0014, Japan

+81-3-5419-5102

Except as described above, no other information is incorporated by reference in this prospectus, including, without limitation, information on our website.

PROSPECTUS

ORIX CORPORATION

SENIOR DEBT SECURITIES

By this prospectus, ORIX Corporation, or ORIX, may offer and sell from time to time senior debt securities.

This prospectus provides you with a general description of the senior debt securities ORIX may offer.

Each time securities are sold using this prospectus, ORIX will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

The securities will be offered through underwriters, dealers or agents or directly to investors. The supplements to this prospectus will provide the specific terms of the plan of distribution.

The applicable prospectus supplement will contain information, where applicable, as to any listing on any securities exchange of the securities covered by the prospectus supplement.

Investing in the securities involves risk. See “Risk Factors” in Item 3 of ORIX’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and any additional risk factors included in the applicable prospectus supplement under the heading “Risk Factors.”

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2006.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that ORIX Corporation, or ORIX, filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, ORIX may, from time to time, sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities which ORIX may offer. Each time ORIX sells securities, ORIX will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 21 of this prospectus before purchasing any of ORIX’s securities.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. “Incorporated by reference” means that ORIX can disclose important information to you by referring you to another document filed separately with the SEC. ORIX has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. ORIX is not making, nor will ORIX make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus and any supplement to this prospectus, including any information incorporated by reference, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Unless the context otherwise requires, references in this prospectus and any supplement to this prospectus to “ORIX” refers to ORIX Corporation and “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries, taken as a whole. We use the word “you” to refer to prospective investors in the securities.

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

In this prospectus and any prospectus supplement, when we refer to “dollars,” “US$” and “$,” we mean U.S. dollars, and, when we refer to “yen” and “¥,” we mean Japanese yen. This prospectus contains a translation of some Japanese yen amounts into U.S. dollars solely for your convenience.

ORIX’s head office is located at Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan and the telephone number is +81-3-5419-5102.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Words such as “believe,” “will,” “should,” “expect,” “intend,” “anticipate,” “estimate” and similar expressions, among others, identify forward-looking statements. Forward-looking statements, which include statements contained in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk” of ORIX’s annual report on Form 20-F for the fiscal year ended March 31, 2006, are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements.

We have identified some of the risks inherent in forward-looking statements in Item 3 of ORIX’s most recent annual report on Form 20-F, “Key Information—Risk Factors.” Other factors could also adversely affect ORIX’s results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here or in Item 3 of ORIX’s most recent annual report on Form 20-F, “Key Information—Risk Factors,” to be a complete set of all potential risks or uncertainties.

The forward-looking statements made in this prospectus speak only as of the date of this prospectus. ORIX expressly disclaims any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in ORIX’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the consolidated ratio of earnings to fixed charges for ORIX for the periods indicated.

	Year Ended March 31,					Six month period ended September 30,
	2002	2003	2004	2005	2006	2006
Ratio of earnings to fixed charges	x1.750	x1.562	x2.437	x3.519	x4.758	x4.457

In calculating the ratio of earnings to fixed charges, we used the following definitions:

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting.

ORIX CORPORATION

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. ORIX was founded as a Japanese corporation in 1964 in Osaka, Japan as Orient Leasing Co., Ltd., a specialist in equipment leasing. We have grown over the succeeding decades to become one of Japan’s leading financial services companies, providing a broad range of commercial and consumer finance products and services.

For further information, see “Information on the Company” in Item 4 of ORIX’s most recent annual report on Form 20-F.

OFFERING INFORMATION

ORIX may sell an indeterminate amount of senior debt securities from time to time through negotiated transactions with underwriters or with other persons, through a combination of such methods of sale or otherwise, including private sales. See “Plan of Distribution.” ORIX may sell senior debt securities at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by agreement between ORIX and underwriters, brokers, dealers or agents, or purchasers.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated capitalization, long-term indebtedness and short-term indebtedness of ORIX at September 30, 2006. You should read this table together with our consolidated financial statements and the other financial data appearing elsewhere, or incorporated by reference, in this prospectus.

As of September 30,
2006
(In millions of yen)
Short-term debt:
Total short-term debt (excluding current portion of long-term debt)	¥1,267,616

Long-term debt:
Total long-term debt	¥3,576,801

Shareholders’ equity:
Common stock: authorized – 259,000,000 shares issued – 90,497,813 shares	¥89,705
Additional paid-in capital	110,098
Legal reserve	2,220
Retained earnings	816,620
Accumulated other comprehensive income	19,494
Treasury stock, at cost	(3,798)

Total shareholders’ equity	¥1,034,339

Total liabilities and shareholders’ equity	¥7,633,915

(1)	Information with respect to secured indebtedness as of September 30, 2006 is not available. For a discussion of secured indebtedness as of March 31, 2006, see Note 13 to the consolidated financial statements in ORIX’s annual report on Form 20-F for the fiscal year ended March 31, 2006.
(2)	The outstanding amounts of guaranteed indebtedness as of September 30, 2006 are not available. As of March 31, 2006, no material portion of ORIX’s consolidated indebtedness was guaranteed. For the purpose of this note, guaranteed means guarantees provided by third parties.
(3)	ORIX and certain subsidiaries guarantee loans made by banks and other financial institutions to third parties. The potential future payments of these guarantee contracts outstanding as of September 30, 2006 are not available. For a discussion of guarantees by ORIX as of March 31, 2006, see Note 29 to the consolidated financial statements in ORIX’s annual report on Form 20-F for the fiscal year ended March 31, 2006.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of senior debt securities offered by ORIX will be used for general corporate purposes.

DESCRIPTION OF SENIOR DEBT SECURITIES

The following description of senior debt securities sets forth the material terms and provisions of the senior debt securities to which any prospectus supplement may relate. ORIX’s senior debt securities would be issued under a senior indenture between ORIX and a trustee to be named prior to or at the time ORIX issues any senior debt securities. ORIX and the trustee will execute the indenture, a form of which is included as an exhibit to the registration statement of which this prospectus is a part, prior to or at the time we issue any senior debt securities. Any supplemental indentures will be filed with the SEC on a Form 6-K or by a post-effective amendment to the registration statement of which this prospectus is a part.

The particular terms of the senior debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered senior debt securities, will be described in the applicable prospectus supplement. The indenture is qualified under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act. The terms of the senior debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

The indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction. In addition, the indenture does not provide special protection in the event of a sudden and dramatic decline in our credit quality resulting from a takeover, recapitalization or similar restructuring.

Because the following summary of the material terms and provisions of the indenture and the related senior debt securities is not complete, you should refer to the form of the indenture for complete information on some of the terms and provisions of the indenture, including definitions of some of the terms used below.

General

ORIX may issue senior debt securities from time to time in one or more series. The senior debt securities will be ORIX’s direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of ORIX’s other unsecured and unsubordinated debt. All senior debt securities will be issued in fully registered form.

Specific Japanese and U.S. federal income tax consequences and other special considerations applicable to any series of senior debt securities issued by us will be described in the applicable prospectus supplement. Owners of senior debt securities or beneficial interests in senior debt securities may have to provide information relating to their jurisdiction of residency to avoid Japanese withholding taxes.

Payments

The senior debt securities may be denominated and payable in Japanese yen, U.S. dollars or other currencies. ORIX may also issue debt securities from time to time with the principal amount or interest payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices or indices. Holders of these types of debt securities will receive payments of principal or interest that depend upon the value of the applicable currency, security or basket of securities, commodity or index on the relevant payment dates.

The senior debt securities may bear interest at a fixed rate, which may be zero, a floating rate, or a rate which varies during the lifetime of the debt security. Senior debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

Terms Specified in the Applicable Prospectus Supplement

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered senior debt securities:

•	the specific designation;

•	the aggregate principal amount, purchase price and denomination;

•	the currency in which the senior debt securities are denominated and/or in which principal, premium, if any, and/or interest, if any, is payable;

•	the date of maturity;

•	the interest rate or rates or the method by which the calculation agent will determine the interest rate or rates, if any;

•	the interest payment dates, if any;

•	the place or places for payment of the principal of and any premium and/or interest on the senior debt securities;

•	any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

•	whether we will issue the senior debt securities in definitive form and under what terms and conditions;

•	any agents for the senior debt securities, including trustees, depositaries, authenticating or paying agents, transfer agents or registrars;

•	whether and under what circumstances ORIX will pay additional amounts on senior debt securities for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those senior debt securities rather than pay the additional amounts;

•	whether certain payments on the senior debt securities will be guaranteed under a financial insurance guaranty policy and the terms of that guaranty;

•	any applicable selling restrictions;

•	whether we will be able to “reopen” a previous issue of a series of senior debt securities and issue additional senior debt securities of that series; and

•	any other specific terms of the senior debt securities, including any modifications to or additional events of default, covenants or modified or eliminated acceleration rights, and any terms required by or advisable under applicable laws or regulations, including laws and regulations that stipulate requirements for the senior debt securities to be afforded certain capital treatment for regulatory or other purposes.

Some of the senior debt securities may be issued as original issue discount senior debt securities. Original issue discount securities bear no interest or bear interest at below-market rates and may be sold at a discount below their stated principal amount. The applicable prospectus supplement will contain information relating to any material income tax, accounting, and other special considerations applicable to these.

Registration and Transfer of Senior Debt Securities

Holders may present senior debt securities for exchange, and holders of registered senior debt securities may present these securities for transfer, in the manner, at the places and subject to the restrictions stated in the senior debt securities and described in the applicable prospectus supplement. ORIX will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the indenture or the applicable supplemental indenture or order under which that series of senior debt securities is issued. If any of the securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities.

Authentication and Delivery

At any time after the execution of the indenture, ORIX may deliver senior debt securities of any series to the trustee for authentication, and the trustee or its agent shall then authenticate and deliver such securities to or upon the written order of ORIX, signed by an authorized officer of ORIX, without any further action by us. In authenticating the senior debt securities and accepting the additional responsibilities under the indenture the trustee shall be entitled to receive, and shall be fully protected in relying upon, various documentation from ORIX, including copies of the resolution of ORIX’s board of directors authorizing the issuance of securities, any supplemental indenture, officer’s certificates and opinions from legal counsel.

The indenture permits the trustee to appoint an authenticating agent or agents with respect to the notes. Such authenticating agent will be authorized to act on behalf of the trustee to authenticate the notes and notes authenticated by such authenticating agent will be entitled to the benefits of the indenture and valid and obligatory for all purposes as if authenticated by the trustee.

Under the indenture, the trustee also has the right to decline to authenticate and deliver any senior debt securities if the trustee, being advised by counsel, determines that ORIX may not lawfully issue the senior debt securities or if the trustee in good faith determines that allowing ORIX to issue the senior debt securities would expose the trustee to personal liability to existing senior debt security holders of ORIX.

Events of Default under the Indenture

The indenture provides holders of senior debt securities with remedies if ORIX fails to perform specific obligations, such as making payments on the senior debt securities, or if ORIX becomes bankrupt. Holders should review these provisions and understand which actions trigger an event of default and which actions do not. The indenture permits the issuance of senior debt securities in one or more series, and, in many cases, whether an event of default has occurred is determined on a series-by-series basis.

An event of default is defined under the indenture, with respect to any series of senior debt securities issued under that indenture, as any one or more of the following events, subject to modification in a supplemental indenture, each of which we refer to in this prospectus as an event of default, having occurred and be continuing:

•	default is made for more than 15 days in the payment of principal and premium, if any, and for more than 30 days in the payment of interest in respect of such series of the securities;

•	ORIX is in default in the performance of any provision of the applicable indenture for a period of 90 days after receipt of notice from the trustee, or 25% of the holders of such series, of such default;

•	due to a default of ORIX, ORIX (i) is bound to repay prematurely indebtedness for borrowed moneys with a total outstanding principal amount of $50,000,000 (or its equivalent in any other currency or currencies) or greater, (ii) has defaulted in the repayment of any such indebtedness at the later of its maturity or the expiration of any applicable grace period or (iii) has failed to pay when properly called on to do so any guarantee of any such indebtedness, and in any such case the acceleration, default or failure to pay is not being contested in good faith and not cured within 15 days of such acceleration, default or failure to pay;

•	a final and non-appealable order is made or an effective resolution is passed for the winding up or liquidation of ORIX;

•	an encumbrancer shall have taken possession, in bankruptcy of ORIX, of all or substantially all of its assets and such possession continues for 90 days;

•	ORIX shall cease to carry on business or shall be unable to pay its debts as and when they fall due;

•	ORIX becomes bankrupt, insolvent or becomes subject to reorganization under any applicable bankruptcy, civil rehabilitation, reorganization, insolvency or insolvency related law; or

•	any other event of default provided in the supplemental indenture under which that series of senior debt securities is issued.

Provision and Withholding of Notice of Default.    Pursuant to the indenture, the trustee shall give notice by mail to the holders of any series of senior debt securities of all defaults known to the trustee which have occurred with respect to such series. The trustee shall transmit the notice within 90 days after the occurrence of an event of default, unless the defaults have been cured before the transmission of such notice. However, except in the case of default in the payment of principal of or interest on, or in the payment of any sinking or purchase fund installment with respect to the senior debt securities of any series, the trustee may withhold notice of default if and so long as the board of directors, the executive committee, or a trust committee of directors of the trustee determine in good faith that the withholding of the notice is in the interests of the holders of such series.

Acceleration of Senior Debt Securities Upon an Event of Default

The indenture provides that, unless otherwise set forth in a supplemental indenture:

•	if an event of default occurs due to specified events of bankruptcy, insolvency or reorganization of ORIX, the principal of all senior debt securities and interest accrued on the senior debt securities to be due and payable immediately; and

•	if any other event of default occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior debt securities of each affected series, voting separately by series, by notice in writing to ORIX may declare the principal of and accrued interest on the senior debt securities of such series to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults

In some circumstances, if any or all of the events leading to acceleration under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders under such indenture of a majority in aggregate principal amount of the securities of the affected series may annul past declarations of acceleration or waive past defaults of the senior debt securities with respect to such series.

Application of Proceeds

Any money collected from ORIX by a trustee under the indenture by acceleration, through insolvency proceedings or by other means as a result of ORIX’s breach of the terms of the indenture, shall be applied in the order described below:

•	first, to the payment of costs and expenses applicable to the series of senior debt securities for which money was collected, including reasonable compensation to the applicable trustee and any paying agent;

•	second, if payment is not due on the principal of the series of senior debt securities for which money was collected, to the payment of interest on the series in default;

•	third, if payment is due on the principal of the series of senior debt securities for which money was collected, to the payment of the whole amount then owing and unpaid upon all of the senior debt securities of such series for principal and interest; and in the case the money collected shall be insufficient to pay in full the whole amount so due and unpaid upon the senior debt securities of such series, then to the payment of principal and interest without preference or priority of principal over interest, ratably to the aggregate of such principal and accrued and unpaid interest; and

•	finally, to the payment of the remainder, if any, to ORIX or any other person lawfully entitled thereto.

Paying Agents

Whenever ORIX appoints a paying agent to make payments required under the indenture and the relevant series of securities, such paying agent will hold all sums received by it for the payment of the principal and interest on the securities in trust for the benefit of the holders of the securities and will make payments to such holders as provided for in the indenture and the securities.

Indemnification of Trustee for Actions Taken on Your Behalf

The indenture provides that the trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of senior debt securities issued under the indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a default, to be indemnified by the holders of senior debt securities issued under the indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and specified other limitations, the holders of a majority in aggregate principal amount of each series of outstanding senior debt securities of each affected series, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder

The indenture provides that no individual holder of senior debt securities may institute any action against ORIX under the indenture, except actions for payment of overdue principal and interest, unless the following actions have occurred:

•	the holder must have previously given written notice to the trustee of the continuing default;

•	the holders of not less than 25% in aggregate principal amount of the outstanding senior debt securities of each affected series, treated as one class, must have:

•	requested the trustee to institute that action; and

•	offered the trustee reasonable indemnity;

•	the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

•	the holders of a majority in principal amount of the outstanding senior debt securities of each affected series, voting as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

The indenture contains a covenant that ORIX will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Covenants

ORIX’s covenants and agreements relating to a series of senior debt securities will be set forth in the applicable prospectus supplement.

Consolidation, Merger, Conveyance or Transfer.    The indenture contains provisions permitting ORIX, without the consent of the holders of senior debt securities, to consolidate with or merge into any other corporation or convey or transfer all or substantially all of ORIX’s assets to any person or persons, provided that the successor corporation or corporations, if an entity other than ORIX, assumes ORIX’s obligations on the senior debt securities and under the indenture and certain other conditions are met.

Evidence of ORIX’s Compliance.    There are provisions in the indenture requiring ORIX to furnish to the trustee each year a brief certificate from ORIX’s principal executive, financial or accounting officer as to his or her knowledge of ORIX’s compliance with all conditions and covenants under the indenture.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise set forth in a supplemental indenture, ORIX has the ability to eliminate most or all of its obligations on any series of senior debt securities prior to maturity if it complies with the following provisions:

Discharge of Indenture.    ORIX may discharge all of its obligations, other than as to transfers and exchanges, under the indenture after it has:

•	paid or caused to be paid the principal of and interest on all of the outstanding senior debt securities in accordance with their terms;

•	delivered to the trustee for cancellation all of the outstanding senior debt securities; or

•	irrevocably deposited with the trustee cash or, in the case of a series of senior debt securities payable only in U.S. dollars, U.S. government obligations in trust for the benefit of the holders of any series of senior debt securities issued under the indenture that have either become due and payable, or are by their terms due and payable, or are scheduled for redemption, within one year, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, those senior debt securities. However, the deposit of cash or U.S. government obligations for the benefit of holders of a series of senior debt securities that are due and payable, or are scheduled for redemption, within one year will discharge obligations under the indenture relating only to that series of senior debt securities.

Defeasance of a Series of Securities at Any Time.    ORIX may also discharge all of its obligations, other than as to transfers and exchanges, under any series of senior debt securities at any time, which is referred to in this prospectus as defeasance. Alternatively, ORIX may be released with respect to any outstanding series of senior debt securities from the obligations imposed by the covenants described above limiting consolidations, mergers, asset sales and leases, and elect not to comply with those sections without creating an event of default. Discharge under those procedures is called covenant defeasance.

Defeasance or covenant defeasance may be effected only if, among other things:

•	ORIX irrevocably deposits with the trustee cash or, in the case of senior debt securities payable only in U.S. dollars, U.S. government obligations, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, all outstanding senior debt securities of the series being defeased; and

•	ORIX delivers to the trustee an opinion of counsel of recognized standing to the effect that:

•	the holders of the series of senior debt securities being defeased will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

•	the holders of the series of senior debt securities being defeased will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

In the case of a defeasance, the opinion must be based on a ruling of the U.S. Internal Revenue Service or a change in U.S. federal income tax law occurring after the date of this prospectus, since that result would not occur under current tax law.

Modification of the Indenture

Modification without Consent of Holders.    ORIX and the trustee may enter into supplemental indentures without the consent of the holders of senior debt securities issued under the indenture to:

•	secure any senior debt securities;

•	evidence the assumption by a successor corporation of ORIX’s obligations;

•	add covenants for the protection of the holders of senior debt securities;

•	cure any ambiguity or correct any inconsistency;

•	establish the forms or terms of senior debt securities of any series; or

•	evidence the acceptance of appointment by a successor trustee.

Modification with Consent of Holders.    Each of ORIX and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each affected series of outstanding senior debt securities, voting as one class, may add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of the senior debt securities issued pursuant to the indenture. However, ORIX and the trustee may not make any of the following changes to any outstanding senior debt security without the consent of each holder that would be affected by the change:

•	extend the final maturity of the security or of any installment of principal of any such security;

•	reduce the principal amount;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change any of ORIX’s obligations to pay any additional amounts on senior debt securities for any tax, assessment or governmental charge withheld or deducted (if any);

•	change the currency in which the principal, including any amount of original issue discount, premium, or interest on the security is payable;

•	modify or amend the provisions for conversion of any currency into another currency;

•	reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

•	alter the terms on which holders of the senior debt securities may convert or exchange senior debt securities for stock or other securities or for other property or the cash value of the property, other than in accordance with the anti-dilution provisions or other similar adjustment provisions included in the terms of the senior debt securities;

•	impair the right of any holder to institute suit for the enforcement of any payment on any senior debt security when due; or

•	reduce the percentage of senior debt securities the consent of whose holders is required for modification of the indenture.

Form of Senior Debt Security

Each senior debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form.

Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable.

Global securities name a depositary or its nominee as the owner of the senior debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative.

New York Law to Govern

The indenture and the senior debt securities will be governed by and construed in accordance with the laws of the State of New York.

Consent to Service of Process and Submission to Jurisdiction

Under the indenture, we irrevocably designate ORIX USA Corporation as our authorized agent for service of process in any legal action or proceeding arising out of or relating to the indenture or any senior debt securities brought in any federal or state court in The City of New York, New York, and we irrevocably submit to the jurisdiction of those courts.

Information Concerning the Trustee

Information about the indenture trustee applicable to an issuance of senior debt securities will be set forth by amendment to this prospectus or in the applicable prospectus supplement. We and our subsidiaries may maintain ordinary banking relationships and custodial facilities with the trustee and its affiliates.

CLEARANCE AND SETTLEMENT

Senior debt securities that ORIX issues may be held through one or more international and domestic clearing systems. The principal clearing systems ORIX will use are the book-entry systems operated by The Depository Trust Company, or DTC, in the United States, Clearstream Banking, société anonyme, in Luxembourg, or Clearstream, and Euroclear, in Belgium, or Euroclear. These systems have established electronic securities and payment, transfer, processing, depositary and custodial links among themselves and others, either directly or indirectly through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for securities ORIX issues in global form will be made in U.S. dollars, these procedures can be used for cross-market transfers and the senior debt securities will be cleared and settled on a delivery against payment basis.

If ORIX issues senior debt securities to you outside of the United States, its territories and possessions, you must initially hold your interests through Euroclear, Clearstream or the clearance system that is described in the applicable prospectus supplement.

Cross-market transfers of securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities.

Clearstream and Euroclear hold interests on behalf of their participants through customers’ securities accounts in the names of Clearstream and Euroclear on the books of their respective depositories, which, in the case of securities for which a global security in registered form is deposited with DTC, in turn hold such interests in customers’ securities accounts in the depositories’ names on the books of DTC.

The policies of DTC, Clearstream and Euroclear will govern payments, transfers, exchanges and other matters relating to your interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

ORIX has no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. ORIX has no responsibility for any aspect of the records kept by DTC, Clearstream or Euroclear or any of their direct or indirect participants. ORIX also does not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

DTC, Clearstream, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects ORIX’s understanding of the rules and procedures of DTC, Clearstream and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is partially owned by these participants or their representatives. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant of DTC, either directly or indirectly. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream

Clearstream was incorporated as a limited liability company under Luxembourg law. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks, and may include the underwriters for the senior debt securities offered under any prospectus supplement. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to the senior debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

Euroclear is operated by Euroclear Bank S.A./N.V., or the Euroclear Operator, under contract with Euroclear Clearance System plc, a U.K. corporation, or the Euroclear Clearance System. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Euroclear Clearance System. The Euroclear Clearance System establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for the senior debt securities offered under any prospectus supplement. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Euroclear Operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear Operator.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law, govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear; and

•	receipts of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to senior debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

Settlement

You will be required to make your initial payment for the senior debt securities in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving senior debt securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of senior debt securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such senior debt securities settled during such processing will be reported to the relevant Clearstream participants or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of senior debt securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of senior debt securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Other Clearing Systems

ORIX may choose any other clearing system for a particular series of securities. The clearance and settlement procedures for the clearing system ORIX chooses will be described in the applicable prospectus supplement.

TAXATION

The material Japanese tax and U.S. federal income tax consequences relating to the purchase and ownership of the senior debt securities offered by this prospectus will be set forth in the prospectus supplement.

PLAN OF DISTRIBUTION

We may offer the securities described in this prospectus in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by ourselves directly;

•	through agents;

•	through one or more special purpose entities;

•	by entering into securities loan agreements with underwriters or dealers;

•	through an exchange distribution in accordance with the rules of the applicable exchange;

•	through the issuance of subscription rights to shareholders; or

•	through a combination of any of these methods of sale.

The prospectus supplement relating to an offering of securities will set forth the terms of the offering, including:

•	a description of the transaction and the securities to be offered;

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	the initial public offering price;

•	any discounts or concessions to be allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in an offering of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase securities that are offered unless specified conditions are satisfied, and, unless otherwise set forth in the prospectus supplement, if the underwriters do purchase any securities, they will purchase all securities that are offered.

In connection with underwritten offerings of the securities offered by this prospectus and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the securities offered by this prospectus at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise. Underwriters are not required to engage in any of these activities or to continue these activities if commenced.

If dealers are utilized in the sale of securities offered by this prospectus, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification by us relating to material misstatements or omissions. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us and our subsidiaries or affiliates in the ordinary course of business.

Each series of senior debt securities offered by this prospectus will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in the offered securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities offered by this prospectus may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for any senior debt securities offered by this prospectus.

EXPERTS

The consolidated financial statements and the related financial statement schedule of ORIX Corporation and its subsidiaries as of March 31, 2005 and 2006 and for each of the years in the three-year period ended March 31, 2006 incorporated in this prospectus by reference to our annual report on Form 20-F for the fiscal year ended March 31, 2006 have been audited by KPMG AZSA & Co., independent registered public accounting firm, as stated in their report, which is also incorporated by reference in the registration statement and this prospectus, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

KPMG AZSA & Co.’s address is 1-2 Tsukudo–cho, Shinjuku-ku, Tokyo 162-8551, Japan.

LEGAL MATTERS

The validity of the offered securities with respect to United States federal law and New York State law will be passed upon for us by Davis Polk & Wardwell, our United States counsel. Mitsui Company, our Japanese counsel, will pass upon certain legal matters as to Japanese law for us. Simpson Thacher & Bartlett LLP, United States counsel to any underwriters, dealers or agents, will pass upon certain legal matters as to United States federal law and New York State law for them. Nagashima Ohno & Tsunematsu, Japanese counsel to any underwriters, dealers or agents, will pass upon certain legal matters of Japanese law for them.

ENFORCEMENT OF CIVIL LIABILITIES

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s affiliates have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers (and certain experts named herein) are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or these persons in United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws. ORIX has been advised by its Japanese counsel, Mitsui Company, that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, even if you obtain a civil judgment by a U.S. court, you will not necessarily be able to enforce it directly in Japan.

ORIX’s agent for service of process is ORIX USA Corporation.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

This prospectus is part of a registration statement that ORIX filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow ORIX to omit some of the information included in the registration statement from this prospectus. In addition, ORIX is subject to the information requirements of the Exchange Act and, in accordance with the Exchange Act, ORIX files annual reports, special reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like ORIX, that file electronically with the SEC. The address of that site is http://www.sec.gov.

ORIX is currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and ORIX’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. ORIX is not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. ORIX will, however, continue to furnish ORIX’s shareholders with annual reports containing audited financial statements and will issue interim press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by ORIX or as may be otherwise required.

ORIX’s American Depositary Shares, each of which represents one-half of one share, are listed on the New York Stock Exchange under the trading symbol “IX.” You can inspect reports and other information concerning us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Incorporation of Documents by Reference

The rules of the SEC allow ORIX to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that ORIX files later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference ORIX’s annual report on Form 20-F for the year ended March 31, 2006, filed on July 24, 2006 (File Number 001-14856). This prospectus also incorporates by reference ORIX’s current report on Form 6-K, except for the summary under the caption “2. Forecasts for the Year Ending March 31, 2007 (Unaudited)” on the inside cover page and “Financial Results—4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2007,” furnished to the SEC on November 8, 2006, which includes ORIX’s interim consolidated financial results for the six month period ended September 30, 2006.

All subsequent reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Form 10-Q and 8-K filed by ORIX pursuant to the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus. In addition, any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference into this prospectus shall be deemed to be incorporated by reference. Documents incorporated by reference shall become a part of this prospectus on the respective dates the documents are filed or furnished with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, ORIX will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any document that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these documents by writing or telephoning ORIX at:

ORIX Corporation

Mita NN Bldg.,

4-1-23 Shiba, Minato-ku

Tokyo 108-0014, Japan

+81-3-5419-5102

Except as described above, no other information is incorporated by reference in this prospectus, including, without limitation, information on our website.

US$1,000,000,000

ORIX Corporation

5.48% Notes Due 2011

PROSPECTUS SUPPLEMENT

Joint Bookrunners

Merrill Lynch & Co.

Nomura Securities

November 16, 2006